NO ACT

PE
2-8-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2010


10011719

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-13-10

Connie S. Stamets
Bracewell & Giuliani L
1445 Ross Avenue
Suite 3800
Dallas, TX 75202-2711

Re: Chesapeake Energy Corporation
Incoming letter dated February 8, 2010

Dear Ms. Stamets:

This is in response to your letters dated February 8, 2010 and March 24, 2010 concerning the shareholder proposal submitted to Chesapeake by the Green Century Equity Fund, the New York State Common Retirement Fund, Helen Hamada, The Sisters of St. Francis of Philadelphia, and First Affirmative Financial Network, LLC. We also have received letters on the proponents' behalf dated March 12, 2010 and March 26, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Sanford Lewis
P.O. Box 231
Amherst, MA 01004-0231

April 13, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chesapeake Energy Corporation
Incoming letter dated February 8, 2010

The proposal requests a report summarizing the environmental impact of Chesapeake's fracturing operations, potential policies for Chesapeake to adopt to reduce environmental hazards from fracturing, and information regarding potential material risks to the company due to environmental concerns regarding fracturing.

There appears to be some basis for your view that Chesapeake may exclude First Affirmative Financial Network, LLC as a co-proponent of the proposal under rule 14a-8(f). We note that this co-proponent appears to have failed to supply, within 14 days of receipt of Chesapeake's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). In this regard, it appears that this co-proponent has no economic stake or investment interest in the company by virtue of the shares held in its clients' accounts. Accordingly, we will not recommend enforcement action to the Commission if Chesapeake omits First Affirmative Financial Network, LLC as a co-proponent of the proposal in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Chesapeake may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Chesapeake may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Chesapeake may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on the environmental impacts of Chesapeake's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Chesapeake may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Chesapeake may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Chesapeake's practices and policies do not compare favorably with the guidelines of the proposal and that Chesapeake has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Chesapeake may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

② SANFORD J. LEWIS, ATTORNEY

March 26, 2010

Via Email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Chesapeake Energy Corporation Regarding Safer Alternatives for Natural Gas Exploration and Development Submitted by New York State Common Retirement Fund, Green Century Equity Fund and Other Co-filers

Ladies and Gentlemen:
I have been asked by the Proponents to respond to the Company's supplement to the No Action request letter regarding the above captioned proposal submitted by Chesapeake Energy Corporation. The supplemental letter was sent to the Securities and Exchange Commission by Connie S. Stamets of the law firm of Bracewell & Giuliani, LLP on March 24, 2010. A copy of this reply is being e-mailed concurrently to Connie S. Stamets.[1]

In its reply, the Company notes "we feel compelled to clarify certain misconceptions set forth in the Response Letter." The Company asserts that the incidents highlighted are surrounded in hyperbole and represented "business decisions" rather than instances of being forced by environmental concerns to withdraw proposed actions.

We believe however that the response from the Company only further amplifies the business risks associated with the hydraulic fracturing process and how the failure to develop aggressive responses to environmental concerns can increase the vulnerability of the Company to public opposition, with potential to undermine development and momentum in the Company's natural gas development plans.

In the first instance, at Keuka Lake, the company contends that the withdrawal was purely a business decision. According to media reports, in the local community "[a] majority, if not all, residents were against the proposal" and "the Keuka Watershed Improvement Cooperative has decided to send a letter to the D.E.C. declaring they are not in favor of allowing the wastewater site."[2]

The Company seems to imply that the presence of public opposition in the application and regulatory review process played no role in their decision to withdraw this particular permit application. While it could be that other developments made the particular development of this

[1] Attorney Stamets did not provide me directly with a copy of the latest reply; instead I received it via my clients.
[2] "Keuka Lake Residents Speak Out Against Chesapeake Energy's Proposed Wastewater Site," *Central New York, Your News Now*, January 26, 2010, available at: http://centralny.ynn.com/content/all_news/southern_tier/494222/keuka-lake-residents-speak-out-against-chesapeake-energy-s-proposed-wastewater-site/

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

and that the company "had more to lose by drilling there than by forgoing it, even though he contended such drilling would do no harm." Proponents believe their presentation of the issue was very even handed, relying on direct quotes from the Company CEO in a major media report.

In the third episode regarding withdrawals from the Delaware River, the Company again attempts to make much of the idea that the withdrawal of the proposal represented a "business decision" to reassess its approach given the limitations for the project "and comments received." The Company says that this is an example of the Company working constructively with the public, which Proponents certainly agree with. The Company says that it is cooperative in this instance by consenting to find the water elsewhere. Finding a way to deal with community opposition, which may crop up in any of the environmental forums in which the Company will need to seek approvals, can certainly have a substantial impact on the company's bottom line.

Finally, regarding the December 2009 spill, proponents agree that this specific event is not necessarily indicative of a massive problem at the Company. It only helps to illustrate that the Company should be more accountable to investors for the array of environmental concerns that are surfacing, and elevates the concern that as the Company's dependence on this drilling technique increases, there will be more opportunities for similar problems to arise.

In conclusion, proponents contend the above examples illustrate that the company faces substantial business and financial risks through the course of its hydraulic fracturing operations. The purpose of the resolution is to encourage the company to increase its transparency and disclosure in this area so investors have the information necessary to more fully assess the risks and rewards of investing in various companies. The Company's supplemental reply letter does not go any further in addressing the major gaps in the Company's existing disclosure practices, which do not substantially implement the Proposal.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Gianna McCarthy, NY State Office of Comptroller
Larisa Ruoff, Green Century Equity Fund
Christie Renner, First Affirmative Financial Network
Connie S. Stamets, Bracewell & Giuliani connie.stamets@bgllp.com

Texas
New York
Washington, DC
Connecticut
Dubai
Kazakhstan
London

Connie S. Stamets

214.758.1622 Office
214.758.8321 Fax

connie.stamets@bgllp.com

Bracewell & Giuliani LLP
1445 Ross Avenue
Suite 3800
Dallas, Texas
75202-2711

March 24, 2010

BY ELECTRONIC MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Chesapeake Energy Corporation: Shareholder Proposal from Green Century Equity Fund, New York Common Retirement Fund and Co-Filers

Ladies and Gentlemen:

On behalf of Chesapeake Energy Corporation (the "Company"), we submit this letter in response to the letter dated March 12, 2010 (the "Response Letter") to the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") from Sanford J. Lewis, Attorney at Law, submitted on behalf of Green Century Equity Fund, New York Common Retirement Fund and co-filers (collectively, the "Proponent"), concerning the no-action request by the Company dated February 8, 2010 (the "No-Action Request"). The No-Action Request seeks the Staff's concurrence that the Company need not include the Proponent's proposal (the "Proposal") in the proxy materials for the Company's 2010 annual meeting of shareholders. The Proposal requests that the Company's Board of Directors prepare a report regarding the Company's hydraulic fracturing (or "fracing") operations. Without waiving any of the arguments set forth in the No-Action Request, we feel compelled to clarify certain misconceptions set forth in the Response Letter, particularly the repeated references to three recent "episodes" involving the Company,[1] and to provide important context about the Company and its operations.

According to the Response Letter, three episodes involving Chesapeake "underscore the materiality of the issues raised by investors for Chesapeake's license to operate."[2] While a

[1]Response Letter at 3, 4, 9, 16, 17, 27, 28, 29, 32 and 33.

[2]The episodes seem to be tied together by the high level of public interest they attracted. Quoting from page 3 of the Response Letter: "In the first case, the Company withdrew a regulatory application to the Delaware River Basin Commission that had drawn 1200 public comments. In the second, the Company withdrew an application for a wastewater disposal site, again following strong expressions of community concern. And in the third, the Company 'volunteered' not to drill on its leaseholdings in New York City's drinking watershed, again after strong expressions of concern by elected officials and others about the toxic chemical risks to New York City's water supply."

company's "license to operate" sounds very serious, the significance of these three episodes fades, and the hyperbole of the Response Letter is revealed, when viewed in the harsh light of reality.

The Response Letter incorrectly states that the Company was forced to withdraw a wastewater disposal permit application near Keuka Lake, New York. The Response Letter claims that "[t]he potential for constraint on the Company's ability to do business as a result of wastewater disposal challenges is directly signaled by the Company's forced withdrawal of its wastewater disposal permit application near Keuka Lake, New York."[3] As the Company has publicly stated in an open letter which is posted on its website, the application and regulatory review process had been on-going for a year prior to the Company's withdrawal of its permit application.[4] During the course of that year, the Company advanced its research and development of reusing produced formation water in its processes. The Company determined that regulatory delays preventing the drilling of Marcellus wells in New York and the success of its efforts in recycling the produced formation water made an injection well in the area unnecessary at this time. This determination was a business decision. There was no "forced withdrawal."

The Response Letter also places an unfair and misleading spin on the Company's voluntary decision not to drill natural gas wells within the New York City Watershed. Contrary to the claims in the Response Letter that the Company was forced to abort plans to drill in the New York City Watershed, this action was, again, a business decision, as explained in the Company's press release issued October 28, 2009.[5] The relatively minor acreage acquired by the Company within the watershed region is noncontiguous to its larger positions in the Southern Tier and was largely obtained as a result of leasing land outside the watershed from property owners who also had tracts within the watershed. This leasehold is immaterial to the Company and does not appear to be prospective for the Marcellus Shale in any event. In the October 28, 2009 press release, the Company's CEO confirms that the Company fully supports the setting of high environmental standards for the extraction of natural gas from the Marcellus Shale, as well as requiring hydraulic fracturing vendors to register their products and reveal the chemicals used in them. The Response Letter has chosen to ignore the Company's effort to inform the general public and its investors what was actually behind its decision not to drill in the New York City Watershed.

The third episode cited in the Response Letter is the Company's October 2009 withdrawal of its application for approval of a surface water withdrawal project to supply water from the Delaware River for its operations in New York and Pennsylvania. As was made clear in the Company's withdrawal letter,[6] the Company made the business decision to reassess its approach given the limitations proposed for the project and comments received. Rather than presenting a material issue to the Company's "license to operate" (the water needed being obtained elsewhere), this is an example of the Company working constructively with the public. We note that public

[3] Response Letter at 29.
[4] http://www.hydraulicfracturing.com/Documents/NYLetter_ElmiraStarGazette.pdf
[5] http://www.chk.com/News/Articles/Pages/1347788.aspx
[6] http://www.state.nj.us/drbc/dockets/ChesapeakeCutroneLetter10-20-09.pdf

hearings in one forum or another are part of the ordinary course of business for a company operating in 23 states.

The Response Letter also refers to a December 2009 spill involving the Company as further evidence of the "potential for constraint on the Company's ability to do business."[7] When put into context of the 44,000-plus wells that the Company operates or participates in (some 6,000 new wells drilled in 2008 and 2009 alone), this incident does not demonstrate that fracing or drilling is unsafe or that the Company operates in an unsafe manner or that Chesapeake's ability to do business is in jeopardy. It does demonstrate that the Company has a strong safety record and that, pursuant to its normal operations and procedures, the Company responded as any responsible company would by reporting and fixing an isolated problem.

The Company prides itself on being a leader in developing and producing natural gas, the nation's most abundant and affordable clean energy source, by using environmentally responsible technologies. The Company's Reservoir Technology Center and engineers work closely and constantly with fracing fluid vendors to evaluate more environmentally friendly fluid components. The Company endeavors to stay ahead of the industry curve and constantly improve upon its practices both from a business and environmental standpoint. It also strives to continue to keep its stakeholders informed by providing the facts about the safe and effective manner in which natural gas is being developed and the protective measures taken by the industry and regulatory community in managing natural gas development. The Company encourages the Staff to visit the Company-sponsored website at www.hydraulicfracturing.com which is dedicated to educating its stakeholders and any other interested persons about the facts relating to hydraulic fracturing, and which supports its assertion that the Proposal is excludable because it has been substantially implemented by the Company.

Based on the foregoing clarifications and the analysis contained in the No-Action Request, we respectfully request that the Staff concur in the Company's opinion that the Proposal may be properly excluded from its 2010 proxy materials. We are submitting this letter to the Commission via e-mail to shareholderproposals@sec.gov and will concurrently email a copy of this letter to the Proponent. Please transmit your response by fax to me at 214-758-8321, and contact information for the Proponent is provided below. Please call me at 214-758-1622 if we may be of any further assistance.

Very truly yours,



Connie S. Stamets

[7] Response Letter at 29.

cc: **Co-Lead Filers:**

The Green Century Equity Fund
c/o Green Century capital Management, Inc.
114 State Street, Suite 200
Boston, MA 02109
Attention: Larisa Ruoff
Fax: 617-422-0881
via email at lruoff@greencentury.com

Pension Investments & Cash Managements
Office of the State Comptroller
633 Third Avenue – 31st Floor
New York, NY 10017
Attention: Gianna M. McCarthy
Fax: 212-681-4468
via email at gmccarthy@osc.state.ny.us

Co-filers:

First Affirmative Financial Network, LLC
5475 Mark Dabling Boulevard, Suite 108
Colorado Springs, CO 80918
Attention: George R. Gay, Chief Executive Office
Fax: 617-422-0881
via email at lruoff@greencentury.com, per instruction

Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, NY 12498
Attention: Luan Steinhilber, ESG Analyst
Fax: 845-679-5862
via email at luan@mhinvest.com

The Sisters of St. Francis of Philadelphia
Office of Corporate Social Responsibility
609 South Convent Road
Aston, PA
Attention: Nora M. Nash, Director, Corporate Social Responsibility
Fax: 617-422-0881
via email at lruoff@greencentury.com, per instruction

SANFORD J. LEWIS, ATTORNEY

March 12, 2010

Via Email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Chesapeake Energy Corporation Regarding Safer Alternatives for Natural Gas Exploration and Development Submitted by New York State Common Retirement Fund, Green Century Equity Fund and Other Co-filers

Ladies and Gentlemen:
The Green Century Equity Fund and The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, on behalf of the New York State Common Retirement Fund, (co-lead filers), together with other co-filers (collectively referred to as the "Proponents") have submitted a shareholder proposal (the "Proposal") to Chesapeake Energy Corporation ("Chesapeake" or the "Company"). I have been asked by the Proponents to respond to the No Action request letter dated February 8, 2010, sent to the Securities and Exchange Commission by Connie S. Stamets of the law firm of Bracewell & Giuliani, LLP. In that letter, the Company contends that the Proposal may be excluded from its 2010 proxy statement by virtue of Rules 14a-8(i)(7), 14a-8(i)(10) and 14a-8(i)(3). In addition, the Company asserts that co-filer First Affirmative Financial Network may be excluded pursuant to Rule 14a-8(b).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the referenced rules, it is my opinion that the Proposal must be included in the Company's 2010 proxy materials and that it is not excludable by virtue of any of those rules.

A copy of this letter is being e-mailed concurrently to Connie S. Stamets.

Summary

The Proposal requests a report summarizing the environmental impacts of the hydraulic fracturing operations of Chesapeake, potential policies for the Company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water and soil quality from those activities, and a discussion of the scale, likelihood and/or impacts of potential material risks short or long-term, to the company's finances or operations due to environmental concerns regarding fracturing.

The Company asserts that the Proposal is excludable as relating to ordinary business, but the recent Staff decision in *Cabot Oil & Gas Corporation* (January 28, 2010) found that a proposal with identical language to the present Proposal was not excludable under Rule 14a-8(i)(7), noting that the proposal focuses primarily on the environmental impacts of the company's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

would be appropriate. See also *EOG Resources* (February 3, 2010). These precedents are directly applicable to the present proposal and therefore the proposal is not excludable under Rule 14a-8(i)(7).

Secondly, the Company asserts that the Proposal is excludable because the company has substantially implemented it. Although the Company has published some information regarding environmental impacts of hydraulic fracturing, its published materials ignore the primary environmental challenges facing the Company regarding hydraulic fracturing, and contain other information that the Proponents believe to be misleading and incomplete. Moreover, the company fails to address two of the three requests of the proposal, and especially, ignores disclosure of most of the operational and financial risks associated with hydraulic fracturing. Therefore, the Company has not substantially implemented the Proposal.

Thirdly, the Company asserts that the Proposal contains false and misleading statements. As will be demonstrated below, the Proponents document that the statements in the Proposal are neither false nor misleading; however, if the Staff finds any problems with factual representations of the Proposal, the proponents are willing to revise the proposal to correct any such issues.

Finally, the Company asserts that co-filer First Affirmative Financial Network provided inadequate documentation of proof of ownership. However, the co-filer provided complete documentation regarding its role as a beneficial owner, as well as the requisite number of shareholdings. Therefore, the co-filer met the requirements for documentation of ownership.

THE PROPOSAL

The resolved clause and supporting statement state:

> **Therefore be it resolved,**
>
> Shareholders request that the Board of Directors prepare a report by August 2010, at reasonable cost and omitting proprietary information, summarizing 1.the environmental impact of fracturing operations of Chesapeake Energy Corporation; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; 3. other information regarding the scale, likelihood and/or impacts of potential material risks, short or long-term to the company's finances or operations, due to environmental concerns regarding fracturing.
>
> **Supporting statement:**
>
> Proponents believe the policies explored by the report should include, among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards.

The full text of the resolution is included as Appendix 1 to this letter.

BACKGROUND

Background on hydraulic fracturing and the Company's environmental challenges

As discussed in the resolution, hydraulic fracturing is a process that injects high volumes of a mix of water, chemicals and particles underground to create fractures through which gas can flow for collection. (The term hydraulic fracturing is referred to as "fraccing" in short, spelled in various ways including "fracing" or "fracking.") Activities relying on fracturing represent a growing portion of natural gas extraction, with an estimated 60-80% of natural gas wells drilled in the next decade expected to require the process. The use of natural gas as an energy source is also a growth industry, because it has a 50% lower carbon footprint than the competing fuel source of coal.

Although the Company attempts to imply in its no action request letter that hydraulic fracturing in general, and specifically at the Company, has no material environmental impacts, hydraulic fracturing operations, including Chesapeake's, have been embroiled in significant environmental controversy over the last year. One of the most contested territories has been in the Northeast geological formation known as the Marcellus Shale -- underlying New York, Pennsylvania, Ohio, and West Virginia.

Three episodes involving Chesapeake in just the last six months alone underscore the materiality of the issues raised by investors for Chesapeake's license to operate. In the first case, the Company withdrew a regulatory application to the Delaware River Basin Commission that had drawn 1200 public comments. In the second, the Company withdrew an application for a wastewater disposal site, again following strong expressions of community concern. And in the third, the Company "volunteered" not to drill on its leaseholdings in New York City's drinking watershed, again after strong expressions of concern by elected officials and others about the toxic chemical risks to New York City's water supply.

In September 2009 subsidiary Chesapeake Appalachia, LLC notified the Delaware River Basin Commission that it was withdrawing its application for a surface water withdrawal project to supply up to 29.99 mg/30 days of water for the applicant's exploration and development of natural gas wells in the State of New York and the Commonwealth of Pennsylvania.[1] The proposed withdrawal was from an area designated as "Special Protection Waters".[2] The retraction of the application followed a comment period on the proposal in which the

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[1] Correspondence from James E. Gray, Chesapeake Appalachia LLC to the Honorable Mark Klotz, Chairman of the Delaware River Basin Commission, October 20, 2009, available at: http://www.state.nj.us/drbc/dockets/ChesapeakeCutroneLetter10-20-09.pdf

[2] Delaware River Basin Commission, "Application withdrawn by applicant," Available at: http://www.state.nj.us/drbc/dockets/D-2009-20-1.htm

Commission had received 1200 comments, most of them opposing the application.

In the second case, Chesapeake held a lease on land in the New York City watershed but withdrew its plans to drill and fracture within the watershed as public outcry escalated. The potential for injection of millions of gallons of fluids into the subsurface, including additives which are known to contain toxic materials, within the New York City drinking water supply watershed caused an outpouring of public opposition from citizens and policymakers. **Chesapeake's CEO was quoted in the New York Times in October 2009:**

> **"We are not going to develop those leases, and we are not taking any more leases, and I don't think anybody else in the industry would dare to acquire leases in the New York City watershed," Aubrey K. McClendon, the chief executive officer at Chesapeake Energy, said in an interview on Monday in Fort Worth. "Why go through the brain damage of that, when we have so many other opportunities?"**
>
> **Over all, Mr. McClendon said, the company's holdings in the watershed are "a drop in the bucket" compared with the Marcellus field's potential. He suggested that Chesapeake had more to lose by drilling there than by forgoing it, even though he contended such drilling would do no harm.**
>
> **"How could any one well be so profitable that it would be worth damaging the New York City water system?" he said.**[3]

Wastewater disposal is another environmental challenge to the company, as illustrated by the third case. As much as half of the millions of gallons of water injected into the ground in the course of hydraulic fracturing returns to the surface as so-called flowback water -- contaminated with both chemical additives inserted by the company as well as materials that the water picks up underground-- and must be treated or disposed.

In February 2010, the Company was forced to withdraw a proposal to ship wastewater from its fracturing operations to a site in Pulteney, New York. The company had applied to convert an old natural gas well into a wastewater disposal well.[4] The proposal had drawn community ire because the proposed disposal location was about one mile from twenty-mile long Keuka Lake, one of New York's picturesque Finger Lakes and a drinking water source for 20,000 people. The well had an estimated capacity of 660 million gallons of wastewater,[5] which the Company would have trucked to the site.[6]

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[3] Jad Mouawad and Clifford Krauss, "Gas Company Won't Drill in New York Watershed," *The New York Times*, October 27, 2009, available at: http://www.nytimes.com/2009/10/28/business/energy-environment/28drill.html?_r=1&scp=4&sq=chesapeake%20and%20watershed&st=cse

[4] Jason Cox, "Hundreds Turn Out To Oppose WasteWater Facility," *The Leader*, February 8, 2010, available at: http://www.the-leader.com/homepage/x1124763375/Hundreds-turn-out-to-oppose-wastewater-facility

[5] http://www.syracuse.com/news/index.ssf/2010/02/plan_to_truck_hydrofracking_wa.html

[6] Delen Goldberg, Plan to truck hydrofracking wastewater to Finger Lakes shelved, for now," The Post-Standard,

This concern about flowback water follows an October 2008 incident involving contamination of a river in Pennsylvania which was attributed to disposal of flowback water from other companies. In the past, it had been assumed that flowback water generated by drilling companies could simply be sent to municipal treatment plants. But now, flowback water has become a "hot potato" disposal problem of its own. According to an Associated Press story:

> At first, many drilling companies hauled away the wastewater in tanker trucks to sewage treatment plants that processed the water and discharged it into rivers - the same rivers from which water utilities then drew drinking water.
>
> But in October 2008, something happened that stunned environmental regulators: The levels of dissolved solids spiked above government standards in southwestern Pennsylvania's Monongahela River, a source of drinking water for more than 700,000 people.
>
> Regulators said the brine posed no serious threat to human health. But the area's tap water carried an unpleasant gritty or earthy taste and smell and left a white film on dishes. And industrial users noticed corrosive deposits on valuable machinery.[7]

The contamination of the fracturing fluids with various toxic contaminants severely exacerbates the concerns about disposal. According to a recent report by the nongovernmental organization the Environmental Working Group, Drilling Around The Law[8], petroleum distillate products are commonly used in hydraulic fracturing because they can make fracturing more efficient by dissolving thickeners used in fracking fluids more effectively than water. That reduces costs by allowing drilling companies to send a smaller number of tanker trucks supplying thickener to well sites than when fracking with water-based thickeners. Diesel was signaled out for regulation by federal regulators under the Safe Drinking Water Act -- the only substance *not* exempted when fracking operations otherwise received an exemption in 2005, as discussed further below. Diesel was at that time found to be commonly used both because of its ability to dissolve thickener and because it reduces friction in high pressure injections and prevents clogging of the drilling pipe. (See Appendix 2 for excerpts from "Drilling Around the Law")

However, the investigation by the Environmental Working Group, published in January 2010 and based on review of government files, found that **companies are injecting natural gas wells with millions of gallons of fracking fluids laced with petroleum distillates that can be similar to diesel and represent an equal or greater threat to water supplies**. The distillates typically contain the same highly toxic chemicals as diesel: benzene, toluene, ethylbenzene and xylene. Distillates disclosed in records analyzed by EWG have been found to contain up to 93 times more benzene than diesel but require no authorization prior to use. According to

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February 21, 2010, available at:

[7] Mark Levy and Vicki Smith, "Gas drilling in Appalachia yields a foul byproduct," Associated Press, February 2, 2010.

[8] Dusty Horwitt, "Drilling Around the Law," The Environmental Working Group, January 20, 2010, available at: http://www.ewg.org/drillingaroundthelaw. a

Chesapeake's own Hydraulic Fracturing Fact Sheet of October 2009, the company uses petroleum distillate in its fracturing fluids.

As a result of the various environmental concerns and likely public policy responses, corporate policies for the management of environmental issues related to hydraulic fracturing may well play a major role in determining the success or failure of the Company's efforts to maintain or expand its operations in this promising area of growth. The Proponents, as investors in the Company, are quite appropriately seeking better disclosure of the Company's policies regarding hydraulic fracturing and the environment, in order to meet their fiduciary duties to assess risks and opportunities in their portfolios. The Proponents are duly concerned about whether their investments may be undermined by Company decision-making and policies that may fall behind public and regulatory expectations for environmental protection. The Proposal seeks information to assess how the Company is addressing environmental challenges, and whether the Company is effectively positioned to seize the new market opportunities associated with natural gas development.

ANALYSIS

1. The Proposal is not excludable under the ordinary business exclusion of Rule 14a-8(i)(7).
The Company asserts that the resolution is excludable because its subject matter relates to the Company's ordinary business operations. However, because the resolution relates to substantial social policy issues facing the Company, the Proposal transcends excludable ordinary business under Rule 14a-8(i)(7). SEC Release 34-40,018 (May 21, 1998). The Company has not even come close to meeting its burden that it is entitled to exclude the Proposal. Rule 14a-8(g).

a. Recent staff no action letter decisions on materially identical proposals demonstrates that the Proposal is not excludable under the ordinary business rule.

The recent Staff decision in *Cabot Oil & Gas Corporation* (January 28, 2010) found that a proposal with identical language to the present Proposal was not excludable under Rule 14a-8(i)(7), noting that the proposal focuses primarily on the environmental impacts of the company's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. See also *EOG Resources* (February 3, 2010). These precedents are directly applicable to the present proposal and therefore the proposal is not excludable under Rule 14a-8(i)(7).

b. Legal Background

The Staff has explained that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40,018 (May 21, 1998). The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The second consideration comes into play when a proposal involves "methods for implementing complex policies." *Id.*[9]

The SEC has also made it clear that under the Rule, "***the burden is on the company to demonstrate that it is entitled to exclude a proposal.***" *Id.* (emphasis added). Rule 14a-8(g).

The subject matter of the present proposal is a non-excludable social policy issue.
Recent Staff bulletins have built upon prior releases to reinforce the notion that resolutions focusing on minimizing environmental damage, as in the present resolution, are not excludable, because they address a significant social policy issue. **In Staff Legal Bulletin 14C, the staff noted that it would not find to be excludable resolutions relating to reducing the environmental impacts of the Company's operations.** The bulletin noted:

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[9] A proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992), a proposal may not be excluded if it has "significant policy, economic or other implications". *Id.* at 426. Interpreting that standard, the Court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id.* at 427. Thus, the SEC has held that "where proposals involve business matters that are mundane in nature and ***do not involve any substantial policy or other considerations***, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993), quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added). The SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" exclusion determinations would hinge on two factors:

Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable***, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added).

"Micro-Managing" the Company: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." *Id.* However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations." *Id.*

> ...To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).[10]

The current resolution follows this model. In fact, in Staff Legal Bulletin 14C, Staff used as a reference for a nonexcludable resolution *Exxon Mobil* (Mar. 18, 2005), in which the proposal sought a report on the **potential environmental damage that would result from drilling for oil and gas in protected areas and the implications of a policy of refraining from drilling in those areas**. As the Staff described it, this was permissible because it focused "on the company minimizing or eliminating operations that may adversely affect the environment." ***Like the exemplary ExxonMobil proposal, the present Proposal also focuses on reducing potential environmental damage associated with drilling for gas.***

There are many other examples of resolutions addressing the environmental impacts associated with company operations which have been found permissible, and not excludable as relating to ordinary business. Numerous resolutions have addressed similarly complex environmental issues at many companies without being found to be excludable.[11]

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[10] The first sentence of that paragraph was the discussion of "risk evaluation":

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.

This has since been reversed by the recent Staff Legal Bulletin 14E, which clarified that shareholders may also ask about disclosure of the financial risks, provided that the subject matter of the resolution itself relates to a "significant social policy issue."

[11] Favorable staff precedents for similarly complex issues, found to constitute a substantial policy issue and found to not micromanage the companies include The Dow Chemical Company (February 23, 2005) (assessment of how trends in human blood testing for chemicals may affect the company, and of how company policies will respond including phaseout plans and safer alternatives); Pulte Homes Inc. (February 11, 2008) (policies to minimize its impact on climate change from its products and operations); Avon Products, Inc. (March 3, 2003) (evaluating the feasibility of removing, or substituting with safer alternatives, all parabens used in company products); Union Camp Corporation (February 12, 1996) (schedule for the total phaseout of processes involving the use of organochlorines in its pulp and paper manufacturing processes); Great Lakes Chemical Corporation (March 24, 1992) (policy to immediately end its production and sale of halons); The Dow Chemical Company (February 28, 2005) (report on procedures related to potential adverse impacts associated with genetically engineered organisms including assessment of post-marketing monitoring systems, plans for removing GE seed from the ecosystem if necessary, and assessment of risk management systems); The Dow Chemical Company (March 7, 2003) (summarizing plans to remediate existing dioxin contamination sites and to phase out products and processes leading to emissions of persistent organic pollutants and dioxins); E.I. du Pont de Nemours and Company (February 24, 2006) (a report on the implications of a policy for reducing potential harm and the number of people in danger from potential catastrophic chemical releases by increasing the inherent security of DuPont facilities).

c. Public concerns and changing public policies regarding the environmental impacts of hydraulic fracturing represent a substantial social policy challenge facing the Company.

Controversies regarding the potential environmental impacts of hydraulic fracturing have reached a high level of media attention, public concern and potential regulatory restriction. As such, the issue has reached the level of public controversy and concern that render the subject matter of the resolution a significant social policy issue for the purposes of 14a-8(i)(7). Federal legislation has been proposed that would result in restrictions on these practices. Concerns about these practices have garnered high visibility attention in major media. State-level restrictions and localized public opposition and concern are making the business more difficult, with stiff public opposition preceding recent Chesapeake decisions to withdraw from three different plans related to hydraulic fracturing.

Federal policymaking

In most cases, the Environmental Protection Agency ("EPA") regulates chemicals used in underground injection under the Safe Drinking Water Act. However, the 2005 Energy Policy Act stripped the EPA of its authority to regulate hydraulic fracturing under the Safe Drinking Water Act. As a result, natural gas is the only industry that currently benefits from such an exemption.[12] Since then, however, several incidents have emerged to raise new concerns about environmental impacts of hydraulic fracturing. These include contamination incidents around a Cabot Oil & Gas Corporation facility in Susquehanna County, Pennsylvania,[13] and drinking water contamination near a Wyoming natural gas facility that EPA officials have said could be associated with the natural gas extraction operations.[14] In response to a congressional request, the EPA has signaled its plans to reassess its findings in this area and has allocated funding to conduct research into hydraulic fracturing and its impact on drinking water.

As a first step in revisiting this issue, EPA commissioned a consultancy study to review recently reported incidents. The September 2009 study, reviewing reports of episodes in 7 states, indicated that "twelve of the contaminant cases ...may have a possible link to hydraulic fracturing but, to date, EPA has insufficient information on which to make a definitive decision."[15] EPA plans to gather additional information.

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[12] Abrahm Lustgarten, "Drilling process causes water supply alarm?" *Denver Post*, November 11, 2008;Abrahm Lustgarten, "Democrats Call for Studies as Industry Assails Proposals to Regulate Hydraulic Fracturing," *ProPublica*, July 13, 2009.

[13] "Pennsylvania lawsuit says drilling polluted water," *Reuters*, November 9, 2009.

[14] "EPA: Chemicals Found in Wyoming Drinking Water Might Be from Natural Gas Drilling," *Scientific American*, August 26, 2009.

[15] The Cadmus Group, "Hydraulic Fracturing: Preliminary Analysis of Recently Reported Contamination", Prepared for Drinking Water Protection Division, Office of Ground Water and Drinking Water, U.S. Environmental Protection Agency, September 2009, p. iv.

The combined effect of EPA revisiting these issues and substantial public and legislative concern, is that observers in the industry, Congress, and the media are opining that this exemption may soon be eliminated. At the federal level, legislation calling for increased disclosure and more oversight of hydraulic fracturing was introduced in June 2009. Numerous nongovernmental organizations such as the Natural Resources Defense Council, the Oil and Gas Accountability Project and the Western Organization of Resource Councils have called on Congress to close the Safe Drinking Water Act exemption. The Fracturing Responsibility and Awareness of Chemicals Act—or FRAC Act—was introduced in Congress to reinstate the EPA's authority to regulate hydraulic fracturing under the Safe Drinking Water Act.[16] As of March 2010, there were 51 co-sponsors in the House and 5 in the Senate. **The proposed federal legislation is included in Appendix 3.**

Passage of this legislation could have dramatic implications for companies engaged in hydraulic fracturing by subjecting them to EPA oversight, potentially restricting areas in which hydraulic fracturing may be performed, limiting materials that may be used, or otherwise increasing the costs. As will be discussed further below, the potential for new regulations and restrictions on hydraulic fracturing could be so severe for this industry that when ExxonMobil recently proposed acquiring shale gas company XTO Energy, it included a clause in the merger agreement that would negate the merger in the event of new regulations that make hydraulic fracturing economically infeasible.

In addition to considering legislation to bring the sector under EPA regulatory controls, in November 2009, a congressional committee report on the FY2009-2010 Interior-Environment Appropriations bill asked EPA to study the impacts of hydraulic fracturing and, as indicated above, the agency is responding to this request.

Interest at the federal level continues to grow. On February 18, 2010, Chairman Henry A. Waxman and Subcommittee Chairman Edward Markey of the House Energy and Commerce Committee sent letters to eight oil and gas companies that use hydraulic fracturing to extract oil and natural gas from unconventional sources in the United States. The Committee is requesting information on the chemicals used in fracturing fluids and the potential impact of the practice on the environment and human health.[17]

Public policy developments in Western states

While federal investigation and intervention are gaining momentum, efforts to restrict or regulate hydraulic fracturing are also accelerating in the western states, where natural gas drilling and hydraulic fracturing occur.

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[16] Senator Robert Casey, Jr, "Statement for the Record, Introduction of the Fracturing Responsibility and Awareness of Chemicals (FRAC) Act," June 9, 2009, available at:
http://casey.senate.gov/newsroom/press/release/?id=3D78271C-E412-4B63-95B8-419E75CE2BB6

[17] Energy and Commerce Committee News Release, February 18, 2010. The eight companies were service providers and did not include Chesapeake.

• In 2008, the Colorado Oil and Gas Conservation Commission (COGCC) passed regulations designed to protect drinking water from contamination from natural gas drilling and increase disclosure of the chemicals used.

• Grand Junction, Colorado adopted a watershed management plan that encourages the use of "green" hydraulic fluids, comprehensive disclosure of the constituents used and requires a tracer chemical be used to ensure that any contamination could be traced back to its source.

• Counties in New Mexico and Wyoming have adopted rules constraining various parts of the natural gas drilling process, exposing the companies involved to a patchwork of diverse regulations.

Public policy developments in New York State Directly Affect Chesapeake Energy

Public controversy on hydraulic fracturing has reached a fever pitch in the New York City ("NYC") area, since an environmental impact statement prepared by the New York State Department of Environmental Conservation (a "Draft Supplemental Generic Environmental Impact Statement" [DSGEIS] for hydraulic fracturing in the Marcellus Shale) does not ban drilling in its drinking water watershed. Public opposition led Chesapeake, reportedly the only company with leases within the boundary, to withdraw its plans to drill and engage in hydraulic fracturing within the watershed.

A portion of the Marcellus shale, which some believe to be the largest onshore natural gas reserve, sits below New York State and, in particular, under part of the watershed that provides New York City's drinking water. Policymakers, the media, community groups and the environmental community escalated their opposition to hydraulic fracturing within this watershed. In December 2009, the New York City Department of Environmental Protection announced that the results of a thorough assessment using the latest science and available technology indicated that hydraulic fracturing posed "an unacceptable threat to the unfiltered, fresh water supply of nine million New Yorkers, and cannot safely be permitted within the New York City watershed."[18]

The same day, US Congressman Maurice Hinchey (D-NY) submitted comments on the draft permit conditions where he found the current draft insufficient, stating "we cannot afford to get this wrong. While the economic benefits of drilling are potentially great, the potentially disastrous economic and public health consequences of failing to protect our water supplies would be exponentially greater."[19] At the same time, the Manhattan Borough President submitted comments encouraging the "DEC to prohibit all high-volume horizontal hydraulic drilling in the Marcellus Shale within the boundaries of New York City's unfiltered water supply" and "to establish mandatory regulations in place of a discretionary permitting and environmental review

[18] New York City Comments to the New York State Department of Environmental Conservation Draft Supplemental Generic Environmental Impact Statement, December 22, 2009.
[19] Formal Comments of Congressman Maurice Hinchey to the Honorable Pete Grannis, Commissioner, Department of Environmental Conservation, New York, December 22, 2009.

process for such drilling throughout the State."[20] In early December, over 25 environmental groups called on Governor David Patterson to strengthen the draft document, stating that "we believe how you handle this issue will largely determine the environmental and public health legacy of your first Administration."[21] Given this momentum for strong and comprehensive permit conditions, companies face the distinct possibility that the policy governing the NYC watershed and beyond will be significantly restrictive in the near future. Media attention paid to these contentious hearings in November and December seems to indicate this is an issue local policymakers and officials must address, or risk alienating constituents.

As noted above in the Background section of this letter, as a result of public opposition, the Company has had to withdraw plans in New York State, both regarding fracturing operations within the New York City watershed and a proposal to dispose of waste water in an abandoned gas well in upstate New York.

Natural gas companies are buying up parcels of land in other key drinking watersheds across New York State.[22] However, legislation introduced in the New York State Assembly and Senate prohibits natural gas drilling in the NYC watershed and also "in any recharge area of a sole source aquifer, in any area where groundwater contributes a significant base flow to surface water sources of drinking water and in any other area where the department shall find presents a significant threat of hydraulic fracturing compounds entering into a significant source of drinking water."[23] This legislation, if passed, could have implications for watershed areas that feed into other drinking water sources across the state.

<u>Governor of Pennsylvania proposes new hydraulic fracturing regulations</u>

On January 28, 2010, Reuters reported that the Governor of Pennsylvania announced that he was proposing new regulations on natural gas extraction to prevent environmental damage. "Pennsylvania Gov. Ed Rendell on Thursday proposed new rules to strengthen state regulation of natural gas drilling to protect drinking water supplies and announced the hiring of 68 new inspectors. The measures reflect the Democratic governor's environmental concerns while still aiming to promote development of the massive Marcellus Shale formation. The regulations are designed to prevent the escape of drilling chemicals into domestic water supplies, following numerous local reports of contamination from a process called hydraulic fracturing... They would require energy companies to restore or replace water supplies affected by drilling; require operators to notify regulators of any leakage of gas into water wells; and direct drillers to construct well casings from oilfield-grade cement designed to prevent leakage of drilling fluid into underground water supplies."[24]

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[20] Scott Stringer, City of New York, Office of the President, Borough of Manhattan, December 22, 2009.
[21] Correspondence of Environmental Organizations to David Patterson, December 3, 2009.
[22] Delen Goldberg, "As NY Mulls Hydrofracking Regulations, Gas Companies Lease Land in NYC Watersheds," *The Post-Standard*, December 28, 2009.
[23] New York State Assembly, "An act to amend the environmental conservation law, in relation to the regulation of the drilling of natural gas resources," Available at: http://assembly.state.ny.us/leg/?bn=S06244&sh=t
[24] "Pennsylvania plans more gas drilling regulation," Reuters, January 28, 2010. **See full article in Appendix 4.**

Companies engaged in hydraulic fracturing have recognized that the high-profile nature of environmental concerns will lead to changing public policies.

In late October 2009, in the face of the massive public controversy about its plans to engage in drilling and hydraulic fracturing near the New York City watershed, Chesapeake Energy, reportedly the only company to hold leases within that watershed, announced it would voluntarily refrain from drilling within the boundary.

Earlier in October, Chesapeake's CEO had called on the industry to "disclose the chemicals that we are using and search for alternatives...."[25] Days before, Schlumberger, second only to Halliburton in providing fracturing services to natural gas companies, said it is pushing its suppliers to increase disclosure of chemicals contained in fracturing fluids. A Southwestern Energy board director was quoted saying, "[L]et's just put it out there, we're better off."[26]

These calls for increased disclosure are also bringing about an increased recognition that the industry will soon have to play by new restrictive rules. According to the CEO of Schlumberger, "I'm pretty sure that there will be some form of new regulation in order to satisfy the authorities and the public's desire to know that what is being done is safe." He went on to say, "And that seems to me a perfectly natural thing to want."[27]

In a December *CNN Money* story, Kevin Book, a managing director at ClearView Energy Partners, which monitors political developments in the energy sector, summed up the situation. "Book said several bills in Congress include provisions that direct the EPA to study the issue more broadly, and could ultimately lead to further regulation, 'These are the placeholders,' said Book. 'Is a change in the law coming? Probably.'"[28] Similarly, an energy analyst for Jeffries & Co. was recently quoted, saying that "national political pressure for tighter regulation was already increasing..." At the same time, Penn State University professor Terry Engelder believes the proposed regulations in New York State increase the prospect of national regulation through the federal FRAC Act stating, "[i]t shines a brighter light on the Frack Act (sic) because New York is a significant enough fraction of the U.S population that care will be taken."[29]

ExxonMobil has conditioned the proposed purchase of a company in the natural gas sector with concern that the shifting regulatory landscape might render hydraulic fracturing illegal or commercially impracticable.

A striking indication that future regulations have the potential to dramatically influence natural gas development using hydraulic fracturing was contained in the merger agreement between oil

[25] Katie Howell, "Spills, Looming Regulations Spur Natural Gas Industry Toward Disclosure," *The New York Times*, October 1, 2009.
[26] David Wethe, Schlumberger Presses for Shale-Gas Openness as Regulation Looms, *Bloomberg.com*, September 29, 2009.
[27] Braden Reddall, "Schlumberger CEO Sees New Gas Drilling Regulation," *Reuters*, October 23, 2009.
[28] Steve Hargreaves, "Exxon's Drilling Juggernaut," *CNNMoney.com*, December 23, 2009.
[29] Edith Honan, "NYC Urges Ban on Shale Gas Drilling in Watershed," *Reuters*, December 23, 2009.

giant ExxonMobil and shale gas heavyweight XTO Energy. ExxonMobil protected its right to back out of the deal if state or federal regulations significantly restrict hydraulic fracturing, rendering it illegal or commercially impracticable. While the companies state that the language is standard and they do not anticipate problems, reporters for the business press found that this is not a typical provision. According to a recent *Wall Street Journal* article, "William F. Henderson, Senior Vice President of Energy Policy for Concept Capital, a Washington research group that advises institutional investors, said **until the Exxon-XTO merger agreement, he had never seen provisions in a deal about the political risks involving fracking**."[30]

Media coverage of hydraulic fracturing and the environment demonstrates prominence of this social policy issue.

As noted in the Proposal, a search of the Nexis Mega-News library on November 11, 2009 found 1807 articles mentioning "hydraulic fracturing" and "environment" in the last two years, a 265 percent increase over the prior three years. In the two months subsequent to that search, an additional 482 articles meeting that search criterion were published in the Nexis Mega-news library.[31] **Exemplary news articles are included in Appendix 4.**

In summary, it is clear that the level of controversy concerning environmental impacts of hydraulic fracturing has the potential to dramatically impact business as usual. Therefore, not

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[30] Russell Gold, "Exxon Can Stop Deal if Drilling Method Is Restricted," *The Wall Street Journal*, December 16, 2009.

[31] In the investment industry's "publication of record," the Wall Street Journal, coverage of the hydraulic fracturing issue has been an ongoing and high-profile story for the last two years. See, for instance: Gold, Russell and Ben Casselman, Drilling Tactic Unleashes a Trove of Natural Gas—And a Backlash, January 21, 2010, Page 1; Gold, Russell, "Corporate News: Exxon Can Stop Deal if Drilling Method Is Restricted --- Provision Makes $31 Billion XTO Pact Contingent on Continued Viability of 'Fracking' Technique to Extract Gas," 17 Dec. 2009: B3; "Gas Could Be America's Energy Savior, With Caveats," 9 Nov. 2009: A1; Casselman, Ben and Gonzalez, Angel, "Baker Hughes to Create Oilfield Giant --- Deal for BJ Services, Valued at $5.5 Billion, Would Create Challenger to Industry Rivals," 1 Sep. 2009: B1; Casselman, Ben, "Temblors Rattle Texas Town --- Residents Suspect a Drilling Boom Is Triggering Small Quakes, but Scientists Lack Proof," 12 Jun. 2009: A3; Casselman, Ben, "Industry Lobbies To Avert New Drilling Rules," 5 Jun. 2009: A4; Buurma, Christine, "Gas Drillers Hit Regulations," 30 Jul. 2008: B4; Chazan, Guy, "Exxon Deal Puts Obscure Gas Deposit on Map," 26 Jun. 2008: B1.
Many other news media have also written extensively on the issues regarding hydraulic fracturing. A short sampling of these publications includes: "Pennsylvania residents sue over gas drilling," Reuters, November 20, 2009; "Pennsylvania lawsuit says drilling polluted water," Reuters, November 9, 2009; "Drilling process causes water supply alarm," Denver Post, November 17, 2008; "DEP Orders EOG Oil and Gas to Cease All Gas Well Fracking in Susquehanna County, PA," Pittsburg Business Times, September 25, 2009; "EPA: Chemicals Found in Wyoming Drinking Water Might Be from Natural Gas Drilling," Scientific American, August 26, 2009; "The domestic drilling backlash," CNNMoney.com, December 3, 2009; "Dark Side of a Natural Gas Boom," New York Times, December 9, 2009; "Drilling right into a heated environmental debate," Washington Post, December 3, 2009 ; "An energy answer in the shale below?" Washington Post, December 3, 2009; "Gas Company Won't Drill in New York Watershed," New York Times, October 27, 2009. The efforts by investors to file resolutions and dialogue with companies in this sector about the environmental impacts of hydraulic fracturing has also garnered news coverage. See for instance, Anna Driver, Matthew Lewis, "Investors target Marcellus Shale drillers," *Reuters*, Jan 26, 2010.

only is this a significant public policy risk transcending ordinary business for the company, but it is imperative that investors in the course of due diligence inquire regarding how portfolio companies like Chesapeake are preparing for, and responding to, the changing public policy climate.

d. The resolution does not entail micromanagement.

In addition to attempting to argue that the resolution does not address a significant social policy issue, the Company also asserts that the resolution involves excludable micromanagement.

Despite the Company's assertions to the contrary, the Proposal does not delve into minutia on issues outside of the expertise or interest of investors. The Proposal asks the management to issue a report at reasonable expense, excluding proprietary information and summarizing the key elements of this major social policy issue: impacts and solutions. The language of the current Proposal gives substantial flexibility to the Board of Directors of the Company regarding the contents of the requested report. First of all, the Board is only required to prepare a report at reasonable cost. Secondly, the report is not expected to be a detailed accounting of environmental impacts, policies, and risks, but only a summary report "summarizing" those issues. The Board would have the flexibility, by the combination of "reasonable costs" and "summarizing," to determine a depth of the report appropriate for presentation to the shareholders.

The numerous SEC Staff precedents on complex environmental policy issues cited above in footnote 10 demonstrate that when it comes to complex or chemically intensive industries, shareholders are within their rights to inquire regarding company policies that allow shareholders to assess the effectiveness of environmental management approaches.

Risk Evaluation precedents are inapplicable to this resolution.
The Company cites precedents regarding risk evaluation as grounds for exclusion of the resolution. The precedents cited by the Company are no longer a relevant framework for evaluating the exclusion of a resolution based on risk evaluation. As noted in recent Staff Legal Bulletin 14E, the Staff will evaluate resolutions based on whether the subject matter involves a significant social policy issue, rather than whether the resolution may in the course of addressing such subject matter ask for evaluation or disclosure of risks.

e. The social policy issue in the Proposal has a solid nexus to the Company.

In its no action request letter, the Company asserts that there is no confirmed environmental threat associated with hydraulic fracturing implying that therefore there is no nexus of these concerns to the company's operations. To the contrary, as shown above, significant environmental concerns have been raised by policymakers and are documented by media coverage of recent incidents and reports regarding the impact of hydraulic fracturing. Furthermore, the link of these concerns to the Company as the second-largest operator in the sector is solid. Some of these operations are in regions where the environmental scrutiny and conflict is particularly high. Indeed, public opposition has preceded the Company's decision to very recently withdraw three different plans related to its fracturing operations.

As is apparent from media coverage, growing EPA interest, a groundswell of public concern and the sector's expectations regarding impending federal regulation, additional new restrictions on this industry may be expected in order to prevent any such environmental impacts from occurring as hydraulic fracturing operations expand in the coming years. As one of the sector's leading practitioners of hydraulic fracturing, the Company is not at all immune or distant from these concerns and interests. As such, the questions raised by the resolution regarding the environmental impacts and preventive measures have a very close nexus to this Company and its investors.

2. **The Proposal is not excludable as "substantially implemented."**

Next, the Company asserts that the Proposal may be omitted from the proxy because the Company believes it has "substantially implemented" the Proposal. To support this assertion the Company states that the "proposal requests that the report detail the 'environmental impact of fracturing operations'" and contends that the information it provides on its website substantially meets the requests of the proposal, and that there are essentially no alternatives or risks to report (Parts two and three of the Proposal) because current practices and regulatory controls are environmentally sound. It claims the report would be "unnecessarily duplicative of the existing information that the company has made available regarding the absence of harmful effects from such activities." Additionally, the company claims that duplicating the efforts of independent third parties regarding whether hydraulic fracturing poses a risk to the environment would be burdensome.

Summary of our response: To summarize our response detailed below regarding these Company assertions, we note that the Proposal requests a report summarizing ***three*** topics: 1) environmental impacts, 2) potential policies that the company could adopt on safer practices and alternatives, above and beyond regulatory requirements to eliminate environmental damage, and 3) long and short-term risks to finances and operations associated with the environmental concerns about hydraulic fracturing. **The company has *not* substantially implemented any of these three requests, and has certainly not substantially implemented the totality of the request.**

Although the Company provides some information on environmental impacts, the information provided is not responsive to the Proposal, because **it fails to address the leading environmental concerns associated with hydraulic fracturing -- the problem of disposing of massive quantities of wastewater generated in the course of hydraulic fracturing operations.** As demonstrated below, wastewater management has emerged as a major environmental constraint on hydraulic fracturing, with attendant business implications. The Company does not report on wastewater management on its site at all.

In addition, the environmental impact disclosures by the Company cannot substantially implement the Proposal because, in our opinion, **the Company's published information appears to be misleading and incomplete with respect to the hazards and volumes of chemicals required for hydraulic fracturing**.

With regard to the second request of the Proposal, the existing reporting by the Company fails to discuss potential policies that the company could adopt above and beyond regulatory requirements to reduce or eliminate hazards to air, water and soil quality from fracturing, as requested by the second component of the Proponents' proposal. The main way that the Company says in its letter that it goes "beyond compliance" is by the publication of its website and by community relations efforts; in contrast, the "beyond compliance" requests of the proposal relate to "actions to reduce or eliminate hazards to air, water and soil quality from fracturing." Therefore, the second request of the Proposal is not substantially implemented.

With regard to the third request of the Proposal, the Company fails to provide a satisfactory discussion of "other information regarding the scale, likelihood and/or impacts of potential material risks, short or long term, to the company's finances or operations, due to environmental concerns regarding fracturing." Instead, the Company takes the position that the risks and future regulatory restrictions are few and unknown, even though the Company's own recent experiences provide ample evidence that environmental concerns actually could pose a serious impediment to the Company's future expansion and operations. **The combination of at least three recent instances in which the Company had to withdraw plans related to development or disposal demonstrates that risks from environmental issues may well pose material impacts to the company, and that further reporting to investors on these issues is appropriate.**

First request of the Proposal: Environmental Impacts

The Company's approach to reporting on environmental impacts appears to be to include discussion of items on which it can provide a favorable discussion, while largely avoiding discussion of the difficult challenges associated with its hydraulic fracturing operations. Thus, the Company provides information on its website about some environmental issues and strategies, including the quantity of water used in fracturing, and ground water protection and air pollution control measures required by regulators, as well as the industry's efforts to control naturally occurring radiation. **But in these disclosures, the company neglects to report on issues that have emerged as the largest environmental challenges facing the company and the sector— the fate of wastewater and the management of chemicals associated with hydraulic fracturing operations.**

Wastewater disposal impacts, coupled with the impacts of highly toxic chemicals used in the fracturing process, have the potential to pose significant business risks to the company's planned expansion and to affect the company's bottom line. They are proving to be core to environmental concerns and objections. Yet the company does not report on these impacts or their associated risks to the company.

Pivotal Environmental Impact: the Fate of Wastewater

While the company provides some information on the quantities of water used in the fracturing process, as much as half of that water returns to the surface where it must be managed or disposed. The Company fails to provide corollary information on the fate of wastewater produced, even though such issues could prove a severe environmental bottleneck for company operations and expansion.

The company's "Regulatory Framework" fact sheet includes reference to regulatory oversight of many aspects of its operations including water and waste management and one brief reference to the fact that "[t]he Underground Injection Control program of the Safe Drinking Water Act regulates the underground injection of wastes from all industries including oil and gas." While the Company discusses its use of deep well injection to dispose of wastewater in the fact sheet for the Barnett Shale (Texas region) it is strikingly silent on how it will deal with the massive wastewater disposal problem in its fact sheets for the other three shale development regions -- Marcellus, Haynesville and Fayetteville.

Passing references to disposal of wastes and wastewater management are insufficient indicators of the environmental and business risks related to wastewater treatment and disposal, especially in the Marcellus Shale.

In a new report, "*Murky Water: Corporate Water Reporting*," issued by Ceres with UBS Investment and Bloomberg LP on February 11, 2010, Chesapeake's water reporting receives very low grades. The report assigns Chesapeake the second lowest score among its peers in the oil and gas sector, which itself is one of the most underperforming sectors analyzed. Chesapeake is identified as a laggard in its reporting in this area and received a **zero** for "water accounting" which includes data on water use, wastewater discharge, and supplier water use. This zero and overall low score demonstrate that the company's water reporting is insufficient both in comparison to its sector peers and other companies that provide investors with more information.[32]

The fracturing process produces vast quantities of waste water that must be stored, transported, treated and disposed. Leaks and spills can arise throughout the process and if treatment is occurring, disposal of solids also seems likely to lead to substantial impacts.

For example, in Pennsylvania, a pipe containing wastewater from a fracturing operation at another company ran from a well to a water impoundment structure leaked, and contaminated a tributary in Washington County, killing fish and other aquatic life along a three-quarter mile

[32]" Murky Waters? Corporate Reporting on Water Risk," Ceres with UBS Investment and Bloomberg LP, February 11, 2010, available at: http://www.ceres.org/Document.Doc?id=547

stretch of the stream.[33]

In other sections of this letter, Proponents provide detailed information about the hazardous constituents included in flow back water. Given this composition, it is possible that surface ponds of produced waste water could overflow after heavy rains or leach contaminants into the ground as a result of faulty liners. Even if no breaches or failures occur, in view of the toxic constituents included in the waste water, emissions from these waste water ponds, together with emissions from associated well operations, can contribute to regional air pollution.[34] When produced water is filtered, a toxic sludge contaminated with chemicals and radioactive materials is produced and must be disposed of. According to media reports, the sludge produced in New York could need to be transported to a landfill that can accept waste with heightened concentrations and toxicity, and may need to travel as far as Idaho or Washington because such facilities are limited.[35]

The potential environmental impacts of drilling and hydrofracturing operations on surface water supplies are particularly significant in New York. The majority of New York residents are served by public water supplies that rely on surface waters. Examples of municipalities with surface water supplies in the region overlying the Marcellus shale include Binghamton, Elmira, Ithaca, Monticello, New York City and Syracuse. Surface waters can be affected by releases of substances used in hydro fracturing operations or production water. Analysis by New York City DEP found that the mass of chemicals associated with one to five hydraulic fracturing jobs would be sufficient to violate Maximum Contaminant Level (MCL) standards in the Kensico Reservoir. Therefore, if breaches occur onsite or problems occur in transport, there is a high probability that the produced water could contaminate surface water, threatening drinking water and the environment.

Lack of reporting on reasonably foreseeable ground and surface water impacts

The Company focuses on its assertions about the lack of conclusive evidence about groundwater impacts from fracturing operations, and is silent on the mounting evidence that increasing fracturing activities may increase contamination risks to both ground and surface waters. The Company's disclosure report is misleading and incomplete because it avoids discussion of such reasonably foreseeable impacts, instead focusing on the notion that it has various preventive measures in place.

In contrast to the Company's denial of such impacts, the Hazen and Sawyer consultant report prepared for New York City's comments regarding the New York State draft environmental impact statement for hydraulic fracturing discusses "reasonably foreseeable" environmental impacts of fracturing operations on surface and groundwater. The foreseeable impacts include both migration of methane and of fracturing materials into water bodies and water supplies. The

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[33] Don Hope, "Water Leak from Washington County Gas Well Kills Fish," Pittsburg Post-Gazette, June 4, 2009
[34] http://www.endocrinedisruption.com/chemicals.introduction.php
[35] Abrahm Lustgarten, "Is New York's Marcellus Shale Too Hot to Handle?" November 9, 2009, available at: http://www.propublica.org/feature/is-the-marcellus-shale-too-hot-to-handle-1109

New York City consultant's report notes:

> The migration of fracking chemicals and/or poor quality formation water into overlying groundwater, watershed streams, reservoirs, and directly into tunnels is a reasonably foreseeable risk.

The report goes on to note an example of benzene and methane contamination of surface waters as a result of a fracturing operation:

> The failures postulated above are not theoretical: they have occurred, at least with respect to impacts on streams and groundwater. A well-documented case occurred in Garfield County, Colorado in 2004 where natural gas was observed bubbling into the stream bed of West Divide Creek. In addition to natural gas, water sample analyses indicated ground water concentrations of benzene exceeded 200 micrograms per liter and surface water concentrations of benzene exceeded 90 micrograms per liter —90 times the NYSDEC Part 703 water quality limit for discharge of benzene to surface waters. Operator errors, in conjunction with the existence of a network of faults and fractures, led to significant quantities of formation fluids migrating vertically nearly 4,000 feet and horizontally over 2,000 feet, surfacing as a seep in West Divide Creek. It should be noted that the vertical separation between the Marcellus Shale and the West Delaware Tunnel ranges between 3000 and 5500 feet, well within the vertical distance seen in this incident in Garfield County, Colorado. Clearly there is a very real potential for methane migration from the Marcellus shale into the City water supply tunnels.
>
> Although remedial casings installed in the well reportedly reduced seepage, the resulting benzene plume has required remediation since 2004. Subsequent hydrogeologic studies have found that ambient groundwater concentrations of methane and other contaminates increased regionally as gas drilling activity progressed, and attributed the increase to inadequate casing or grouting in gas wells and naturally occurring fractures.

The consultant report goes on to discuss other contamination incidents:

> Groundwater contamination from drilling in the Marcellus shale formation was reported in early 2009 in Dimock, PA, where methane migrated thousands of feet from the production formation, contaminating the fresh-water aquifer and resulting in at least one explosion at the surface. Migrating methane gas has reportedly affected over a dozen water supply wells within a nine square mile area. The explosion was due to methane collecting in a water well vault. Pennsylvania Department of Environmental Protection has since required additional ventilation, installed gas detectors, and taken water wells with high methane levels offline at impacted homes to reduce explosion hazards. At this time the root cause remains under investigation and a definitive subsurface pathway is not known. This case is of particular concern since the terrain and geology in Pennsylvania is very similar to that of the NYC watershed: Dimock is only 35 miles from

> Deposit, NY and the Cannonsville Reservoir Dam.
>
> In addition to these cases, there have been numerous reports of smaller, localized contamination incidents that have resulted in **well water being contaminated with brine, unidentified chemicals, toluene, sulfates and hydrocarbons**. In most cases the exact cause or pathway of the contamination has not been pinpointed due to the difficulty in mapping complex subsurface features. **The accumulating record of contamination events that are reportedly associated with, or in close proximity to hydrofracturing and natural gas well operations, suggest water quality impairments and impacts can be reasonably anticipated.**" [emphasis added][36]

It is notable from this analysis that there is an accumulating record of contamination incidents "associated with, or in close proximity to" both fracturing and natural gas well operations, such that there is a likely link between fracturing and environmental damage, but because fracturing occurs deep under the ground, mapping pathways of contamination is difficult.

<u>Misleading reporting on chemical hazards</u>

Beyond the company's failure to adequately address concerns regarding waste water, the company's existing disclosures on the chemicals used in the hydraulic fracturing process is insufficient and, in our opinion, contains <u>misleading statements and incomplete information</u>. Therefore, this reporting should not be considered to "substantially implement" the requests of the shareholders.

While the Company has provided some disclosure on some of the materials generally used in the fracturing process, in our opinion these disclosures may lead to a misleading impression that the chemicals used are mundane and harmless .

The company's approach to the hazards of fracturing fluids is reflected in its October 2009 "Hydraulic Fracturing Fact Sheet."[37] The fact sheet contains the following statement under the subheading, "fracturing fluid makeup":

> "In addition to water and sand, other additives are used in fracturing fluids to allow fracturing to be performed in a **safe and effective manner**." (emphasis added)

That statement can be read as asserting that the additives make the fracturing operation safe, when a more complete disclosure of toxicity and volume of the materials might otherwise lead a reasonable person to conclude that they make it more hazardous. **The statement that the additives make the process "safe and effective" would seem misleading without reasonable discussion of toxicity, volume and fate of those materials as well as a characterization of the**

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[36] Hazen and Sawyer, Final Impact Assessment Report: Impact Assessment of Natural Gas Production in the NYC Water Supply Watershed, December 22, 2009, page 46.
http://www.nyc.gov/html/dep/pdf/natural_gas_drilling/12_23_2009_final_assessment_report.pdf

[37] http://www.chk.com/Media/CorpMediaKits/Hydraulic_Fracturing_Fact_Sheet.pdf

potential for human or environmental exposure.

The fact sheet states that "**more than 99% of the fracturing mixture is comprised of freshwater and sand.**"

The fact sheet also states that **"Additives used in hydraulic fracturing fluids include a number of compounds found in common consumer products." It then lists 14 specific substances and their purposes, and characterizes some of them, for instance: "used in laundry detergents, hand soaps and cosmetics"; "used in hair coloring, as a disinfectant, and in the manufacture of common household plastics" and "used in cosmetics including hair, make-up, nail and skin products."**

While it may be accurate that many of the materials deployed in the course of hydraulic fracturing are also used in small quantities in household products, the omission of an accompanying discussion of the high volumes and concentrations of those hazardous materials, many of them which could in other contexts be subject to stringent disposal or management requirements, makes this a seriously flawed characterization.[38]

In contrast to small quantities of materials in household products, in the hydraulic fracturing process the company or its service providers will use, store, and inject into the ground enormous quantities of toxic chemicals that are associated with such effects as cancers, mutations, reproductive problems, and compromised immune systems. The substances must be transported to the drill sites, stored there, forced deep into the earth and returned, and then be treated and/or disposed of. They also may be emitted into the air surrounding fracturing operations.

The fact sheet makes no mention that the substances in the concentrations used in fracturing fluids could cause injury. In contrast, the New York State Department of Environmental Conservation and the New York City Department of Environmental Protection, which examined these issues in the course of recent consideration of increased fracturing operations in the New York city area, found that the substances involved are capable of causing injury to public health and/or the environment.

The report by consultancy Hazen and Sawyer[39] for New York City, assessing the impact of natural gas production on New York City's Water Supply Watershed, depicts a significantly less-

[38] The oil and gas industry has exemptions from the federal hazardous waste law, the Resource Conservation and Recovery Act, and from the Federal Right to Know Law, The Toxic Release Inventory. In the absence of these exemptions, based on their chemical and toxicity characteristics, many of the fracturing materials and wastes would be subject to disclosure or regulatory restriction under those laws. Congress is currently considering elimination of some of these exemptions.

[39] Hazen and Sawyer, "Final Impact Assessment Report: Impact Assessment of Natural Gas Production in the New York City Water Supply Watershed," Prepared for the New York City Department of Environmental Protection, December 2009.

benign chemical scenario than portrayed by the Company. Hazen and Sawyer noted that well service companies and chemical suppliers providing data for New York State's draft supplemental generic environmental impact statement for natural gas extraction and hydraulic fracturing (dSGEIS) list 197 chemical products and 260 unique chemicals. While health effects data for all the chemicals were not available, NYC's consultants observed that "The dSGEIS identified chronic or acute health effects such as cancer or impacts to the reproductive, respiratory, gastrointestinal, liver, kidney or nervous systems **for one or more chemicals in nine of eleven chemical structural categories.**"[40] (emphasis added) Drawing on a separate database of information on the toxicity of fracturing chemicals, Hazen and Sawyer reported that 33% of the products contain one or more chemicals associated with cancer, 34% are associated with reproductive problems, 58% with immune suppression, and 43% with genetic mutations.[41]

The Company's reference to chemicals comprising approximately 1% of fracturing mixtures, while literally accurate, is also misleading to the reader because of the enormous volumes of liquid used to fracture wells. Using data on mixture proportions from the Fayetteville Shale as presented in the DSGEIS, Hazen and Sawyer estimated that a four million gallon fracturing job, containing less than 0.5% chemicals, would be comprised of roughly 82 tons of chemicals. If the percentage of chemicals goes up to 1 or 2% of the mixture, the tonnages increase to 167 tons and 324 tons, respectively. Assuming development of 6,000 wells over 20 years, with mixtures containing 1% chemicals, Hazen and Sawyer estimated chemical use of 150 to 230 tons per day, and even higher in cases of refracturing of wells.[42]

One chemical example mentioned by the company on their website, Glutaraldehyde, a substance which the company states is used in hydraulic fracturing as a biocide, illustrates the toxicity and challenges posed by the chemicals being deployed. The Company notes that it is a disinfectant and a sterilizer for medical and dental equipment. The Company does not mention that it is a major contributor to asthma in health care settings.[43] Moreover, glutaraldehyde is also a volatile toxic compound, which easily vaporizes and poses serious localized toxic air pollution concerns. As a result, **according to the DSGEIS, based on likely concentrations of glutaraldehyde in production water, if the company were to store its enormous volumes of production water in open impoundments, a fence 765 meters [836 yards] from the impoundment would be required to prevent exposures in excess of state air quality guidance.**[44] This could dramatically increase the amount of land demanded by fracturing operations, and accordingly, drive costs up substantially.

Formamide is another chemical listed by Chesapeake, and is characterized as being used in pharmaceuticals, acrylic fibers and plastics. For fracturing, it is used as a corrosion inhibitor.

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[40] Hazen and Sawyer report, page 36.
[41] Hazen and Sawyer report, page 36
[42] Hazen and Sawyer Report, pages 34-35.
[43] http://www.ccohs.ca/oshanswers/diseases/asthma.html
[44] SDGEIS, Page 6-104

Formamide is a teratogen—it can cause birth defects or otherwise compromise development of a fetus.[45]

"Petroleum distillate" is yet another chemical listed by Chesapeake. It is used as a friction reducer and according to the Company's fact sheet is also "used in cosmetics including hair, make-up, nail and skin products." The DEC DSGEIS describes petroleum distillates in these terms: "Petroleum distillate products are mixtures that vary in their composition, but they have similar adverse health effects. Accidental ingestion that results in exposure to large amounts of petroleum distillates is associated with adverse effects on the gastrointestinal system and central nervous system....Breathing petroleum distillate vapors can adversely affect the central nervous system."[46]

Notably absent from the Chesapeake fact sheet are the BTEX compounds—benzene, toluene, ethylbenzene and xylene. The DSGEIS notes that some fracturing products contain the BTEX compounds, which it reports "are associated with adverse effects on the nervous system, liver, kidneys and blood-cell-forming tissues."[47] Each of these named substances is toxic at very low concentrations. According to EPA, long-term exposure to benzene can cause cancer, and short-term exposure can lead to temporary nervous system disorders. Long-term exposure to toluene, ethylbenzene and xylene can cause liver and kidney damage as well as nervous system disorders such as spasms, tremors and speech impairment. Short-term exposure can cause health problems ranging from fatigue to impaired cognitive abilities to nausea.

Some of these substances used in fracturing are considered toxic at very low concentrations. For example, EPA's standard for benzene in drinking water (Maximum Contaminant Level or MCL) is 5 parts per billion (ppb)[48].

Toxic chemicals in fracturing chemicals are also drawing congressional attention. In February 2010, the House Energy and Environment Subcommittee sent letters to eight oil and gas service providers requesting more information about the chemicals used in the fracturing process and their impacts on human health and the environment.[49] The media advisory a regarding the letters alleges Halliburton and BJ Services had used highly toxic chemicals (such as benzene, toluene, ethyl benzene, and xylene) in their fracturing fluids.

This Congressional inquiry echoes concerns expressed in a January 2010 report by the nongovernmental organization the Environmental Working Group (EWG), "Drilling Around The Law". [50] **The report finds that petroleum distillate products are commonly used in**

[45] http://www.bath.ac.uk/internal/bio-sci/bbsafe/formamide.htm
[46] DSGEIS, pp 5-61-5-62.
[47] DSGEIS, p. 5-62.
[48] http://www.epa.gov/ogwdw000/contaminants/basicinformation/benzene.html
[49] http://energycommerce.house.gov/index.php?option=com_content&view=article&id=1896:energy-a-commerce-committee-investigates-potential-impacts-of-hydraulic-fracturing&catid=122:media-advisories&Itemid=55
[50] http://www.ewg.org/drillingaroundthelaw

hydraulic fracturing because they are more effective than water in dissolving thickeners used in fracking fluids, thereby making fracturing more efficient. That reduces costs by allowing drilling companies to send a smaller number of tanker trucks supplying thickener to well sites than when fracking with water-based thickeners.

When the U.S. Congress exempted hydraulic fracturing from the Safe Drinking Water Act in 2005, diesel was the only substance not exempted. Diesel was at that time found to be commonly used both because of its ability to dissolve thickener and because it reduces friction in high pressure injections and prevents clogging of the drilling pipe. (See Appendix 2 for excerpts from "Drilling Around the Law")

However, based on its review of government files, EWG found that companies are injecting natural gas wells with millions of gallons of fracking fluids laced with petroleum distillates that can be similar to diesel and represent an equal or greater threat to water supplies. The distillates typically contain the same highly toxic chemicals as diesel: benzene, toluene, ethylbenzene and xylene. **Distillates disclosed in records analyzed by EWG have been found to contain up to 93 times more benzene than diesel but require no authorization prior to use.**[51]

The evidence of serious hazards contradicts Chesapeake's misleading characterization of the chemicals. The Company's statements appear to be highly misleading any readers in the absence of additional disclosures clarifying the volumes, toxicity characteristics, levels of potential public and environmental exposure, and regulatory classification of the materials. (e.g. Are they managed as hazardous materials? Air toxics?)

A question separate from the discussion above, and potentially worthy of evaluation by the SEC, is whether the Company's published statements or omissions in its existing disclosures – by which its claims to have substantially implemented the Proposal - materially mislead investors within the meaning of the securities laws. Such a determination turns on several factors, including the importance of the information to investor decision-making. A core additional question applicable to the Company's omissions is whether there is "a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available." *TSC Industries, Inc. v. Northway, Inc.*, 426 U.S. 438, 96 S.Ct. 2126, 48 L.Ed. 2d 757 (1976); *Basic Incorporated v. Levinson*, 485 U.S. 224. 108 S.Ct. 978, 99 L.Ed. 2d. 194 (1988).

Therefore, in addition to precluding exclusion of the proposal, it may be appropriate for the SEC to further evaluate whether the Company has a duty to undertake additional disclosures to eliminate the misleading nature of its webpage disclosures, regardless of the voting outcome on

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[51] Indeed, the report also notes that many of the states appear to be ignoring their responsibility under the federal law to regulate diesel discharged in the course of a hydraulic fracturing operations, and are treating even the utilization of diesel as a fracturing additive as exempt from regulatory oversight. This is of course inconsistent with the Company's assertion that "adequate" regulatory oversight is occurring under the existing system.

the Proposal.

In any event, it seems clear that the environmental impact disclosures of the Company cannot constitute "substantial implementation" without additional disclosures and information to fill in the gaps on key impact issues and rectify the misleading character of those incomplete disclosures.

Second request of the proposal: policies the company could adopt, above and beyond regulatory compliance, to protect air, water, and soil quality

In its second request, the Proposal asks the Company to report on "potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing." In its no action letter request (page 8), the Company contends that it "has already taken initiatives above and beyond regulatory requirements, particularly in relation to hydraulic fracturing." In its letter, the Company principally asserts that it has gone ***beyond regulatory compliance*** by posting its website, and by various community relations efforts.

However, the bulk of the Company's website disclosure focuses on compliance with existing laws and emphasizing the adequacy of existing regulatory requirements. In its "Regulatory Framework" fact sheet, the Company maintains that "shale gas production is *heavily* regulated under a variety of federal, state, and local laws" (emphasis in the original) and that states effectively implement many federal environmental programs in addition to their own laws and requirements.[52] The Company continues, "Through the combination of federal and state oversight, the regulation of natural gas exploration and production is a thorough and exhaustive approach." The Company aggressively asserts that these regulatory programs, and compliance with them, are sufficient to protect the environment. Even in its letter to the SEC seeking no-action relief, the Company states, "The takeaway from these studies and statements is that the regulatory framework in place for drilling, casing, air emissions etc has been successful in preventing fracing from having adverse effects on the environment."

Given the Company's conclusion that regulations adequately protect the environment, it is not surprising that it only reports limited voluntary measures "beyond compliance" on environmental protection. The company's published information includes limited discussion of a few actions it is voluntarily taking, beyond regulatory expectations with regard to air pollution, reducing the environmental footprint of drilling technologies, and noise control.

In contrast, the Company's reporting neglects one of the most active "beyond compliance" strategies requested in the supporting statement and being considered by other companies -- potential policies for using safer materials in the course of fracturing. A corporate commitment to using less toxic ("greener") chemicals that might satisfy functional needs and be cost-effective

[52] http://www.chk.com/Media/CorpMediaKits/Regulatory_Framework_Fact_Sheet.pdf

would be needed to "substantially implement" the Proposal on this topic. Compare, for instance, Halliburton's "Chemistry Scoring Index", which assigns a numeric score to each chemical used in fracturing, providing a tool for doing this. Halliburton says it is making the scoring system available to the entire industry. Beginning in 2010, Halliburton will be including this information in its job proposals to operators.[53] Various companies are advertising "green" biocides for use in fracturing.[54] Various other companies were described as developing alternative materials to diesel for fracturing in an article published in the Albany Times-Union.[55]

Third request of the proposal: disclosure of short and long-term risks to finances and operations associated with environmental concerns about hydraulic fracturing.

The third request of the proposal is for the Company to report on "other information regarding the scale, likelihood and/or impacts of potential material risks, short or long-term to the company's finances or operations, due to environmental concerns regarding fracturing."

Instead of demonstrating it has substantially implemented this request, the Company argues in its no action letter request, page 10, that since 1. the Groundwater Protection Council (GWPC) and EPA have issued prior reports implying a lack of environmental damage, and 2. the industry is already sufficiently regulated, fulfilling a request to report on the potential risks to the Company associated with hydraulic fracturing would be "virtually impossible."

Yet, quite to the contrary, it is apparent that the Company is already facing serious headwinds of public and regulatory scrutiny and opposition that appear to pose serious risks that have not been

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[53] See http://www.halliburton.com/public/pe/contents/Data_Sheets/web/H/H07280.pdf

[54] See e.g http://74.125.93.132/search?q=cache:JtlasB1jXFIJ:www.benchmark-research.com/news/+Benchmark+Greenlite.+Greensweep+GreensKeeper&cd=1&hl=en&ct=clnk&gl=us&client=firefox-a and
http://www.bakerhughesdirect.com/cgi/bot/resources/ExternalFileHandler.jsp?bookmarkable=Yes&path=private/BOT/public/remediation_stimulation/fracturing_fluids/index.html&channelId=-546906652

[55] Lustgarten, "Underused Drilling Practices Could Avoid Pollution." Available at:
http://www.propublica.org/feature/underused-drilling-practices-could-avoid-pollution-1214 The article notes that

> Diesel was once a common solvent used in hydraulic fracturing…In some fracturing jobs -- like those in the Marcellus Shale in Pennsylvania and New York -- more than 40,000 gallons of fracturing chemicals can be used at a single well.
>
> Today, many companies have replaced diesel with mineral oil, a less toxic hydrocarbon solvent, in most of their fracturing solutions. The shift began in 2003, after the EPA pressed the nation's dominant fracturing companies to voluntarily eliminate diesel from some of their fluids.
>
> "It sounds like a simple thing, but it's the largest single volume other than water that is used in a frack job," said Dunlap, whose company is being acquired by Baker Hughes, the international drilling company. BJ no longer uses diesel in its fracturing fluids, Dunlap said, though it may still be used in other applications.

But see the discussion above regarding the apparently widespread substitution of other equally toxic materials in lieu of diesel, documented in "Drilling Around the Law" by the Environmental Working Group.

discussed by the Company. These include having recently had three initiatives of the Company (water withdrawal from the Delaware river, drilling in the New York City watershed and disposal of wastewater in a small town in upstate New York) withdrawn after public outcry and opposition.

Rising wastewater disposal costs or a lack of wastewater disposal capacity, posing a bottleneck against further development, are risks that Proponents would expect the Company to analyze in the requested report. Moreover, the costs associated with managing and disposing of the toxic materials associated with hydraulic fracturing are likely to impose additional costs, liabilities, and risks to the Company.

In its form 10K issued March 1, 2010, the Company has acknowledged for the first time that "Legislative and regulatory efforts at the federal level and in some states have sought to render permitting and compliance requirements more stringent for hydraulic fracturing. If passed into law, such efforts could have an adverse effect on our operations." The Company also states in that report:

> "Certain environmental and other groups have suggested that additional laws and regulations may be needed to more closely regulate the hydraulic fracturing process, and legislation has been proposed by some members of Congress to provide for such regulation. We cannot predict whether any such federal or state legislation or regulation will be enacted and if so, what its provisions would be. If additional levels of regulation and permits were required through the adoption of new laws and regulations, our business and operations could be subject to delays, increased operating and compliance costs and process prohibitions."

This halfhearted, minimalist disclosure is insufficient to "substantially implement" the request of the Proposal regarding disclosure of risks. For example, under the Proposal one would expect the Company to discuss the specific risks associated with being unable to dispose of waste water generated in the course of hydraulic fracturing operations. One would expect a discussion of the difficulty of disposing of solids and toxic materials associated with the operations. One would expect a discussion of the degree to which emerging regulatory requirements may or may not increase costs to the Company more than a simple quote that "such efforts could have an adverse effect on our operations." This statement is poorly qualified in terms of the magnitude of such an effect. Much more is possible at reasonable expense and effort.

For instance, costs associated with removing federal regulatory exemptions were estimated in a consultancy report prepared for the U.S. Department of Energy in January 2009. According to the report, the compliance cost of such regulations would be from $39 to $75 billion over 25 years.[56] As Chesapeake is the #1 net acreage lease holder in the Marcellus Shale (1.45 million

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[56] "Advance Resources International, Inc., "Potential Economic and Energy Supply Impacts of Proposals to Modify Federal Environmental Laws Applicable to the U.S. Oil and Gas Exploration and Production Industry", Prepared for U.S. Department of Energy Office of Fossil Energy, January 2009, page 4. Available at

net acres), #1 in the Haynesville Shale (500,000 net acres), #2 in the Fayetteville Shale (440,000 net acres) and #2 in the Barnett Shale (280,000 net acres), the costs to Chesapeake of tightened federal regulations could be substantial and should be calculable by the Company consistent with the government estimates.[57]

What the Company fails to discuss or analyze in this disclosure is what the effect of current regulatory and legislative proposals would be. Instead, it falls back on stating that "it cannot predict" what legislation or regulation will be enacted and what the provisions would be. This is in ironic contrast to the January 2010 blog post from the Company's own law firm, Bracewell & Giuliani, regarding prospects for federal legislation, **Appendix 5.** The blog post from the Company's law firm could have provided a starting point for better disclosure by the Company. **For instance the law firm's blog post notes that there are two elements in the federal legislation, that it seeks to repeal the Safe Drinking Water Act Exemption and also would require operators to disclose the chemical constituents of the fracing fluid used at any given well. In light of this description of the legislation, it is particularly striking to see the Company state in its own 10-K form merely that it cannot predict the form of future legislation or the impact it will have on the Company.**

While the Company cites precedents in Alcoa Inc, (February 2, 2009), Wal-Mart Stores, Inc. (March 10 2008), and Johnson & Johnson (February 22, 2008)— which were able to exclude proposals discussing how the companies could be affected by global warming in the future—the situation is not analogous for Chesapeake. In contrast to those companies, Chesapeake faces very concrete risks associated with hydraulic fracturing demonstrated by the fact that community concerns are growing, enforcement actions are multiplying, regulations are changing, and litigation is increasing. Because the proposal asks for information on the Company's impact in closer proximity to its operations these are much easier to measure.

The potential for constraint on the Company's ability to do business as a result of wastewater disposal challenges is directly signaled by the Company's forced withdrawal of its wastewater disposal permit application near Keuka Lake, New York in February 2010, and its statement in late 2009 "volunteering" not to drill in New York City's watershed after massive opposition to such plans surfaced. Chesapeake also encountered operational difficulties in Pennsylvania. In December 2009, Pennsylvania's Department of Environmental Protection fined Chesapeake nearly $16,000 for a company-reported spill of approximately 300 gallons of hydrochloric acid fluid used in fracturing.[58]

As a result of its failure to track the issue of the fate of wastewater it is not surprising that the Company also fails to report on significant financial and operational risks it faces relative to the disposal of wastewater—**including the lack of capacity, heightened regulatory scrutiny and**

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http://s3.amazonaws.com/propublica/assets/natural_gas/oil_gas_environ_proposals_report_jan2009.pdf

[57] Acreage statistics from Chesapeake Energy presentation, UBS Global Oil and Gas Conference, September 22, 2009, London, England.

[58] http://www.portal.state.pa.us/portal/server.pt/community/search_articles/14292

compliance costs, and increased disposal expenses associated with the chemicals used in the process.

State officials and others familiar with the Marcellus Shale are reporting insufficient wastewater treatment capacity in several states atop the shale; investors need information regarding how the Company is addressing this problem, which could slow or halt the Company's ability to operate in certain regions, and at a minimum seems likely to increase operating costs.

For example, a report by consultants Hazen and Sawyer, prepared for New York City in anticipation of gas development within the city's watershed, documents the vast quantities of wastewater generated and states that **existing capacity is insufficient**:

> "The fracturing process involves pumping three to eight million gallons (MG) of water and 80 to 300 tons of chemicals into the well at high pressures over the course of several days. **Roughly half of the injected solution returns to the surface as 'flowback' water containing fracturing chemicals plus naturally occurring and often very high levels of total dissolved solids, hydrocarbons, heavy metals, and radionuclides. Flowback water is not amenable to conventional wastewater treatment, and must be disposed of using underground injection wells or industrial treatment facilities. The region currently has insufficient treatment and disposal capacity to handle the expected wastewater volumes.**"[59] (emphasis added)

Similar analysis—with similar conclusions—has been performed by the New York State Department of Environmental Conservation. In its draft supplemental generic environmental impact statement (DSGEIS) addressing natural gas exploration and production, the agency is raising concerns regarding wastewater treatment and has said it will not issue drilling permits until the companies demonstrate they are capable of adequately disposing of waste water. [60]

The draft New York State report articulates potential options for the state, but according to analysis done by ProPublica, an investigative journalism center spearheaded by a former managing editor of the Wall Street Journal, none of the options appear to be feasible for New York State. ProPublica examined three identified options: injection into underground storage wells, trucking waste to specialized treatment plants in nearby states, and processing the waste at sewage plants in New York. According to ProPublica's analysis:

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[59] Hazen and Sawyer, "Final Impact Assessment Report: Impact Assessment of Natural Gas Production in the New York City Water Supply Watershed", Prepared for the New York City Department of Environmental Protection, December 2009. ES-1. (emphasis added)

[60] Joaquin Sapien and Sabrina Shankman, "Drilling Wastewater Disposal Options in N.Y. Report Have Problems of Their Own," ProPublica, December 29, 2009, available at: http://www.propublica.org/feature/drill-wastewater-disposal-options-in-ny-report-have-problems-1229

- "Of the 135 New York plants listed in the report, only a tiny fraction can or will accept Marcellus Shale wastewater. ProPublica interviewed spokespeople for 109 of those plants and found that just three have any interest in accepting the water -- and only in small amounts. New York City's 14 treatment plants, whose operators declined to talk to ProPublica, are already running at capacity -- and often over it -- which means they too are unlikely wastewater recipients.
- Of the 11 out-of-state plants the DEC listed as options, nine can't take any more wastewater. Two declined to answer questions for this story.
- Of the six injection wells that operate in New York, only one is licensed to accept oil and gas wastewater. It's owned by Lenape Resources Inc., which uses it exclusively for wastewater from its own gas fields."[61]

When ProPublica queried New York regulatory officials on its inclusion of impractical options, officials stated that they were not making recommendations, but instead providing a catalogue of options. **Most tellingly, DEC officials stated, "Ultimately it is the responsibility of the energy companies -- not the regulators -- to solve the wastewater problem."[62]**

The NYC consultant's report projects huge impacts based on potential future scenarios. According to the report, under a full build-out scenario of the NY portion of the Marcellus alone (which assumes the completion of 6000 wells) the industry would produce 2.6 to 3.5 million gallons of wastewater per day (mgd).[63] While some companies, Chesapeake included, are exploring opportunities to recycle the water used in the process, the NYC report demonstrates such technological solutions have significant limitations. It goes on to explain that in order to treat the produced wastewater to acceptable contaminant levels (such as new standards Pennsylvania is establishing for industrial discharges), sizeable amounts of contaminants must be extracted and disposed of. It notes that to meet a discharge standard of 500 mg/l, treatment of a waste stream of 3.5 million gallons per day containing 100,000 mg/l of TDS (total dissolved solids) would generate 1,000 to 1,500 dry tons of solids daily. By contrast, it notes that the wastewater treatment plants serving New York City generate about 400 tons per day of dry sludge solids. The anticipated solids disposal demands associated with aggressive development of hydraulic fracturing could be more than triple the amount of waste produced by the entire New York City sewage system.

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[61] Joaquin Sapien and Sabrina Shankman, "Drilling Wastewater Disposal Options in N.Y. Report Have Problems of Their Own," ProPublica, December 29, 2009, available at: http://www.propublica.org/feature/drill-wastewater-disposal-options-in-ny-report-have-problems-1229

[62] Joaquin Sapien and Sabrina Shankman, "Drilling Wastewater Disposal Options in N.Y. Report Have Problems of Their Own," ProPublica, December 29, 2009, available at: http://www.propublica.org/feature/drill-wastewater-disposal-options-in-ny-report-have-problems-1229

[63] "Final Impact Assessment Report: Impact Assessment of Natural Gas Production in the New York City Water Supply Watershed," Hazen and Sawyer, December 2009, page 47. (emphasis in the original.)

In Pennsylvania, the limitations are similar. According to a report presented to the Society of Petroleum Engineers Eastern Regional Meeting, Pennsylvania is establishing new regulatory limits for industrial discharges of TDS (total dissolved solids). The report declares, **"there are currently no facilities in the state that can treat flowback fluids to this level."** To get to that level requires use of a technology that, if it treats one million gallons per day, will generate 400 tons of salt waste. The report continues: "Unless some beneficial use for these residues can be found, they will require disposal in a secure solid waste facility. A typical municipal landfill cannot accept large volumes of crystalline salts and suitable facilities can do so only at a premium."[64]

Out of concern for the impact of dissolved solids from hydraulic fracturing wastewater on their watercourses, states have tightened or anticipate proposing regulations on wastewater management and treatment. **After a total dissolved solids (TDS) spike in the Monongahela River, Pennsylvania, resulted from fracturing water solids reaching the river, officials ordered five sewage treatment plants on the Monongahela or its tributaries to limit the fracturing water they accept to 1% of their daily flow.** [65] Newly proposed restrictions limiting total dissolved solids discharged to surface waters may dramatically limit companies' options for disposal of fracturing wastewater. In West Virginia, authorities have asked sewage treatment plants not to accept fracturing water while the state develops an approach to regulating dissolved solids.

Capacity limitations have led or may lead to export of wastewater to other states, raising costs for companies. For example, until recently, hydraulic fracturing operations in West Virginia have been hauling wastewater to Ohio for underground injection, although new operations have been issued permits in West Virginia and more are in West Virginia's regulatory pipeline.[66] In Pennsylvania, as a result of increased regulations, companies are changing their disposal methods. According to the Columbus (Ohio) Dispatch, "Tom Stewart, vice president of the Ohio Oil and Gas Association, and Jack Shaner, lobbyist for the Ohio Environmental Council, predict that Pennsylvania companies will soon truck their well wastes to Ohio, where brine is injected into 159 privately owned, state-regulated disposal wells. It is illegal to dump brine in Ohio streams and rivers."[67]

In February 2010, Chesapeake itself had to reverse course on disposal plans as a result of community concern about wastewater disposal, after encountering opposition in the town of

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[64] M.E. Blauch, Superior Well Services,Inc.; R.R. Myers, T. R. Moore; B.A. Lipinski, Exco - North Coast Energy, Inc.; N.A. Houston, Superior Well Services, Inc, **"Marcellus Shale Post-Frac Flowback Waters - Where is All the Salt Coming from and What are the Implications?,"** SPE Eastern Regional Meeting, 23-25 September 2009, Charleston, West Virginia, USA.

[65] "Gas Drilling in Appalachia Runs into Resistance: What Do You Do with the Wastewater?",Minneapolis Star Tribune, 2/2/10

[66] "Underground Injection of Gas Industry Brine Taking Off", West Virginia State Journal, 1/23/10, http://www.statejournal.com/story.cfm?func=viewstory&storyid=73947

[67] Columbus Dispatch, January 10, 2010, http://www.dispatch.com/live/content/local_news/stories/2010/01/10/gas-wells-leftovers-may-end-up-here.html

Pulteney, New York to its application to the DEC to convert an old natural gas well into a disposal well.[68] The well is about one mile from twenty-mile long Keuka Lake, one of New York's picturesque Finger Lakes and a drinking water source for 20,000 people. The well has an estimated capacity of 660 million gallons of wastewater, which would be trucked to the site. Chesapeake subsequently rescinded its application, maintaining it wouldn't need the disposal well because of its success with wastewater recycling.[69] **However, Chesapeake's senior director of corporate development, Matthew Sheppard, acknowledged, "While we will continue to re-use as much water as possible, in the future, as operations dictate, we will need additional disposal options**."[70] This episode underscores that the wastewater disposal issue poses a "license to operate" business risk to Chesapeake.

Insufficient capacity for wastewater management may pose a sizeable constraint on the roll-out of hydraulic fracturing, especially in the Marcellus Shale underlying New York, Pennsylvania, Ohio, and West Virginia. Accordingly, the Company's failure to discuss wastewater disposal is germane to both environmental impacts and business risks, two separate elements of the Proposal's requests. The Company provides insufficient information on this key business issue to determine whether their investments may be undermined by Company decision-making and policies that may fall behind public and regulatory expectations for environmental protection.

Lawsuits facing other companies have begun to demonstrate that litigation is a real possibility. For instance in Pennsylvania, a lawsuit has been filed by a landowner who, based on water quality measurements before and after fracturing, alleges his water has been contaminated by one hydraulic fracturing effort. According to Reuters, if the suit is successful, it would be the first in America to prove that hydraulic fracturing causes water contamination.[71] And in Colorado several years ago, EnCana reached a reportedly multi-million dollar settlement and was fined $266,000 by regulators for release of gas production waste and failure to protect water bearing formations.[72]

Reporting on environmental impacts and risks is possible at reasonable detail and cost

While the Company asserts that reporting on environmental impacts, alternatives and costs would be too expensive, the experiences of companies engaged in development of other "unconventional" fuel sources—oil sands—provide models for reasonable reporting on the relevant impacts and risks.[73] Suncor and Nexen both provide thorough information on relevant environmental impacts along with comprehensive discussions of financial/economic risks they each face.

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[68] http://www.the-leader.com/homepage/x1124763375/Hundreds-turn-out-to-oppose-wastewater-facility

[69] http://www.chronicle-express.com/news/x626060010/Chesapeake-pulls-applications-for-Pulteney-well

[70] http://www.syracuse.com/news/index.ssf/2010/02/plan_to_truck_hydrofracking_wa.html

[71] http://www.reuters.com/article/idUSTRE5A80PP20091109

[72] http://www.propublica.org/feature/buried-secrets-is-natural-gas-drilling-endangering-us-water-supplies-1113

[73] There are not yet models within the natural gas sector reporting on impacts and financial risks associated with hydraulic fracturing, which is the reason why investors have filed resolutions at many of the leading natural gas development companies requesting these disclosures.

Similar to hydraulic fracturing, extracting oil from the tar sands is a very water intensive process, therefore investors need clear information on how the company is reducing its consumption of water use and managing its wastewater. Suncor addresses these concerns by setting internal targets on water use and reporting progress toward these goals to stakeholders. Suncor recently adopted a 10-year water management plan designed to recycle and reuse increased amounts of wastewater and tailings water. Suncor reports that it will cost more than $500 million to execute this plan.[74] As part of the plan, Suncor set a companywide target to reduce total water intake by 12 percent by 2015 from a 2007 baseline.[75] Proponents contend companies involved in hydraulic fracturing should provide comparable information so investors can more accurately assess environmental impacts and associated risks.

Furthermore, the company also provides detailed information on numerous other risk factors, particularly regulatory concerns. Its 2008 annual report has an "Environmental Regulation and Risk" section that addresses risk factors including the "Regulatory Requirements at Oil Sands," and "Tailings Management." In addition, the company enumerates additional risks including: "the possible cumulative regional impacts of oil sands development; .... Withdrawals, use of, and discharges to, water; issues relating to land reclamation, restoration and wildlife habitat protection; ... U.S. implementation of regulation or policy to limit its purchases of oil to oil produced from conventional sources, or U.S. state or federal calculation and regulation of fuel lifecycle carbon content." [76]

Another company, Nexen, provides comprehensive disclosures related to water quality and scarcity risks in the oil sands. For example, in its 2008 10-K it states, "Additional costs may be incurred if allocation limits are placed on our water usage, if our water needs exceed allocated amounts or if existing water allocations are reduced." [77] It also recognizes that there are financial risks associated with the production of unconventional resources. Again in its 2008 10-K it states, "Our heavy oil production is more expensive and yields lower prices than light oil and gas" [78] Furthermore, it even compares such unconventional production to conventional production: "The Long Lake Project faces additional risks compared to conventional oil and gas production."[79]

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[74] 2009 Summary Report on Sustainability, Sucor Energy, avalible at: http://www.suncor.com/pdf/2009_Report_on_Sustainability_Summary.pdf , p 6-7
[75] 2009 Summary Report on Sustainability, Sucor Energy, avalible at: http://www.suncor.com/pdf/2009_Report_on_Sustainability_Summary.pdf , p 5.
[76] Suncor Energy Inc. , 2008 Annual Report, p 20-21.
[77] Nexen Inc, 2008 Form 10-K, p 35, available at: http://www.nexeninc.com/files/Annual_Reports/2008_10k/nexen08_10k.pdf
[78] Nexen Inc, 2008 Form 10-K 2009 10-K, p 30, available at: http://www.nexeninc.com/files/Annual_Reports/2008_10k/nexen08_10k.pdf
[79] Nexen Inc, 2008 Form 10-K, pp 31,, available at: http://www.nexeninc.com/files/Annual_Reports/2008_10k/nexen08_10k.pdf

In conclusion, proponents assert that the Company has failed to demonstrate it has substantially implemented the proposal because it has neglected to report on the most problematic environmental challenges that it faces, includes misleading information on chemical toxicity, fails to discuss policies that it could adopt to avoid damage to air, water and soil, and neglects disclosure of long and short-term risks.

3. <u>The Proposal is not false or misleading in its assertions.</u>

The Company, in its no action request letter, argues that language in the Proposal is false or misleading. The Company states that information which is misleading includes the statements that:

- "[f]racturing operations can have significant impacts on surrounding communities;"
- "[g]overnment officials in Ohio, Pennsylvania and Colorado have documented methane gas linked to fracturing operations in drinking water;" and
- in Wyoming the "EPA recently found a chemical known to be used in fracturing in at least three wells adjacent to drilling operations."

The Company notes in support of its arguments that the Ohio Department of Natural Resources and the Pennsylvania Department of Environmental Protection wrote letters to the GWPC correcting the media reports of such a link (See Attachment F hereto). Additionally, the Colorado Oil and Gas Conservation Commission affirmed, as part of the report by the IOGCC, that there have been no verified instances of harm to groundwater associated with fracing. (See Attachment G hereto). Also, the Wyoming Oil and Gas Conservation Commission concluded that there have been no documented cases of groundwater contamination from fracing operations.

The Proponents disagree that the Proposal contains false or misleading statements. We will take each of the Company's arguments in turn.

a. Response regarding general statement of fracturing's community impacts.

The general statement that **fracturing operations** can have significant impacts on surrounding communities, including the potential for increased incidents of toxic spills, water quantity and quality impacts, and air quality degradation is unambiguously true.

The spills, enforcement actions and regulatory restrictions discussed previously in this response provide ample evidence of the reality of such impacts, let alone the potential for them.

The term "hydraulic fracturing" can be read to have a narrow technical meaning—the fracturing of shales many thousands of feet below the earth's surface through the use of fluids containing water, sand, and chemicals. The broader and more realistic term "fracking operations" encompasses not only the technical definition of hydraulic fracturing deep below the ground but certainly also the movement, storage, and disposal of millions of gallons of water and thousands or tens of thousands of gallons of toxic chemicals (depending on the scale of the operation). These large amounts of material would not require such transport, storage, and disposal, with accompanying hazards to communities *but for* the use of hydraulic fracturing. The potential for community impacts all along the chain of these operations is apparent from the discussion above.

b. Statements regarding linkages of methane gas contamination to fracturing operations in Ohio, Pennsylvania and Colorado

The Company contests Proponents' statement that "Government officials in Ohio, Pennsylvania and Colorado have documented methane gas linked to fracturing operations in drinking water." The Company cites letters from officials in Ohio and Pennsylvania "correcting reports of such a link" and a letter from the Colorado Oil and Gas Conservation Commission that "there have been no verified instances of harm to groundwater associated with fracing."

It is important to note that the extraction of natural gas in many of these areas is generally not practical without coupling of fracturing with drilling. A reasonable construction of the Proposal language is that the term "fracturing operations" encompasses the set of activities that occur on a site where fracturing is taking place.

i. Ohio

Proponents relied for their statement on a September 28, 2008 Ohio Department of Natural Resources investigative report on invasion of natural gas in aquifers of Bainbridge Township, Ohio.[80] The Executive Summary of the report describes two of the causes of the episode as follows:

> The first contributing factor was inadequate cementing of the production casing prior to remedial cementing on December 15, 2007. **The second contributing factor was the decision to proceed with stimulating, or hydro fracturing, the well without addressing the issue of the minimal cement behind the production casing.**[81] (emphasis added)

The Company in its response (Appendix G) cites a May 2009 letter from the Ohio Department of Natural Resources (Ohio DNR) which "was caused by a defective primary cement job on the production casing, which was further complicated by operator error." (emphasis in the original). The Ohio DNR letter further states-- that "the team of geologists who completed the evaluation of the gas invasion incident in Bainbridge Township concluded that the problem would have occurred even if the well had never been stimulated by hydraulic fracturing."

The faulty cementing job underscores Proponents' larger point, namely that the hazards from

[80] http://www.dnr.state.oh.us/Portals/11/bainbridge/report.pdf

[81] Bainbridge report, page 4. (The third cause was the shutting in of the well for about a month, which contributed to a pressure buildup.)

hydraulic fracturing should not be assessed by focusing narrowly on the narrow technical definition of "hydraulic fracturing". The cementing error underscores the suggestion in the supporting statement of the Proposal that policies explored by the report Proponents seek "**should include, among other things, ... structural or procedural strategies to reduce fracturing hazards**."

ii. Pennsylvania

The Company's reliance on Pennsylvania DEP's letter in Attachment G of its "no action" letter is misplaced. Pennsylvania DEP indeed states that "no groundwater pollution or disruption of underground sources of drinking water has been attributed to hydraulic fracturing of deep gas formations."

Using the broader definition of "fracturing operations," however, in which drilling activities and fracturing are a combined set of interdependent activities, it is apparent that the statement that methane gas came from "fracturing operations" is not misleading. Indeed, the State notes that, "All investigated cases that have found pollution, which are less than 80 in over 15 years of records, have been primarily related to physical drilling through the aquifers, improper design or setting of upper and middle well casings, or operator negligence."

iii. Colorado

Appendix G of the Company "no action" letter quotes the Director of the Colorado Oil and Gas Conservation Commission: "to the knowledge of the Colorado Oil and Gas Conservation Commission staff, there has been no verified instances of harm to groundwater caused by hydraulic fracturing in Colorado."

Proponents believe that this assurance is based on the narrowest technical definition of "hydraulic fracturing." In contrast, and as noted previously in this response, in Colorado several years ago, EnCana reached a reportedly multi-million dollar settlement and was fined $266,000 by regulators for release of gas production waste and failure to protect water bearing formations.[82] Furthermore, although the conclusion has been contested, a December 2008 consultancy study for Garfield County, Colorado, site of considerable hydraulic fracturing, concluded: "There is a temporal trend of increasing methane in groundwater samples over the last seven years coincident with the increased number of gas wells installed in the study area." [83]

iv. Wyoming

The Company states that "The Wyoming Oil and Gas Conservation Commission concluded that there have been no documented cases of groundwater contamination from fracing operations,"

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[82] http://www.propublica.org/feature/buried-secrets-is-natural-gas-drilling-endangering-us-water-supplies-1113

[83] Geoffrey Thyne, "Review of Phase II Hydrogeologic Study Prepared for Garfield County, December 20, 2008, available at http://s3.amazonaws.com/propublica/assets/methane/thyne_review.pdf

referencing a statement from commission staff. This Company relies on this statement to characterize as materially false the Proponents' statement that "EPA recently found a chemical known to be used in fracturing in at least three wells adjacent to drilling operations."

The Wyoming regulatory statement does not render the Proponents' statement materially false. Rather, the Proponents' statement accurately reflects work in progress, as reflected also in reports on EPA's findings by both the Oil and Gas Journal, an industry publication, and ProPublica, the investigative journalism service.

Oil and Gas Journal's report:

> "Federal environmental officials reported water sampling tests tentatively identified chemical contaminants—possibly from natural gas operations—in drinking water wells near Pavillion, Wyo., and more testing will be done to determine the chemical's source. 'There are numerous gas wells, gas well waste pits, and agricultural chemical storage areas that could be potential sources of contamination,' said the report. Among contaminants found, one was 2-butoxy ethanol, or 2-BE, which EPA officials say is used by the gas industry. This chemical is a solvent used in hydraulic fracturing, but EPA has yet to determine the cause of the contamination.[84]

ProPublica's report:

> "In interviews with ProPublica and at a public meeting this month in Pavillion's community hall, officials spoke cautiously about their preliminary findings. They were careful to say they're investigating a broad array of sources for the contamination, including agricultural activity. They said the contaminant causing the most concern – a compound called 2-butoxyethanol, known as 2-BE – can be found in some common household cleaners, not just in fracturing fluids. <u>But those same EPA officials also said they had found no pesticides – a signature of agricultural contamination – and no indication that any industry or activity besides drilling could be to blame.</u> Other than farming, there is no industry in the immediate area."[85] (emphasis added)

In summary, the Company's reliance on short statements from regulatory authorities stating that hydraulic fracturing's link to contamination has not been "documented" relies on statements narrowly defining "hydraulic fracturing." It ignores Proponents' use of the term "fracturing operations" and the support provided to Proponents' concern by some of those very same letters that acknowledge the contribution of flawed drilling practices to water contamination.

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[84] Paula Dittrick, "Chemicals found in Wyoming water near gas drilling," Oil & Gas Journal, Aug 28, 2009 available at: http://www.ogj.com/index/article-display/7252493076/articles/oil-gas-journal/general-interest-2/hse/2009/08/chemicals-found_in.html

[85] Abrahm Lustgarten, EPA: Chemicals Found in Wyoming Drinking Water Might Be from Natural Gas Drilling," Scientific American, August 26, 2009.

It is these very same episodes that, in the Proponents' view, contribute to community concerns that increased hydraulic fracturing activities in their communities have the potential to pose serious environmental hazards. Were it not for the availability of hydraulic fracturing technology (narrowly defined), companies would in most of these instances not be at these sites seeking to recover the natural gas deep in the Marcellus and other shale formations; the hydraulic fracturing enabling this drilling brings with it potentially enormous environmental hazards from the associated water and chemical transportation, storage, and disposal operations.

The Proponents believe that the statements in the Proposal are neither false nor misleading. However, if the Staff should find that some of the statements are misleading, the Proponents are willing to revise any such statements consistent with that opinion.

4. **The cofiler First Affirmative Financial Network has properly demonstrated that it is eligible to submit the proposal.**

The Company argues that the Proponent is not eligible to file the Proposal because the Proponent's documentation letter from the custodian of the shares, Folio, indicates that the client accounts of First Affirmative "held a total of 18,936 shares of Chesapeake Energy Corporation on January 20, 2010," rather than indicating individual clients. First Affirmative also submitted a letter of February 4, 2010 documenting its role as a beneficial owner, including the statement that "our contractual relationship with our clients gives us rights of beneficial ownership consistent with the securities laws in SEC rulings, namely the power to vote or direct the voting of such securities and the power to dispose or direct the disposition of such security." First Affirmative included a copy of its contractual language with its clients demonstrating that it has the power to buy and sell shares without case-by-case authorization.

The Company cites a 2008 Staff decision in which the Staff concurred with the Western Union's view that a proposal could be excluded from that Company's 2008 proxy materials because the proponent had failed to demonstrate that it beneficially owned shares of the Company's common stock. *The Western Union Company* (March 4, 2008). In a subsequent case the same proponent confirmed that it was authorized to vote and buy and sell shares on behalf of its clients, i.e. authorization as a beneficial owner. When Western Union made the same argument regarding beneficial ownership after receiving such documentation from the Proponent in 2009, the Staff found a resolution excludable on other grounds (ordinary business), not on the basis of a lack of proof of beneficial ownership. *The Western Union Company* (March 6, 2009).
The present case is comparable to that precedent with regard to documentation of ownership.

Rule 14a-8(b) requires that the proponent document that it has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date one submits the proposal.

As the Commission has made clear in Exchange Act Release No. 34-20091 (August 16, 1983), the goal of 14a-8(b) is to ensure that the proponent has an "economic stake or investment interest in the corporation."

As noted in the letter of February 4, 2010 from First Affirmative, the Proponent's clients have executed contracts delegating investment decision-making and proxy-voting decisions to the Proponent. Therefore the Proponent, through contracts, not only has the power to vote the Company shares, but also has investment power over the Company shares. The transfer of these rights satisfy the definition of beneficial ownership under Rule 13(d)-3 and thereby satisfy the eligibility requirements of 14a-8(b).

Under Rule 14a-8(b)(2)(ii) proponents can prove their ownership of company shares by providing the company with a copy of schedule 13D or 13G (the 5% ownership schedules). Therefore, through Rule 14a-8(b)(2)(ii) the Commission has directly imported the ownership criteria found in Rule 13. Rule 13(d)-3, found at 17 C.F.R. §240.13d-3, provides the definition of a beneficial owner:

> a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares:
>
> (1) Voting power which includes the power to vote, or direct the voting of, such security; and/or
>
> (2) Investment power which includes the power to dispose, or to direct the disposition of, such security.

This use of the 13d-3 definition in Rule 14a-8 matters is confirmed in Securities Act Release No. 17517 (February 5, 1981). In referring to the intended broad use of the definition of "beneficial owner," Release No. 17517 provides that "the Rule 13d-3 definition [satisfies] the requirements of several sections of the federal securities laws [and] was intended to avoid the necessity of adopting several definitions addressing essentially the same concept." The Commission then goes on to reference specifically the application of Rule 13d-3 to Schedule 14A. *Id.* at 29.

Therefore both from the standpoint of documentation filed, and applying the standing definition to the facts of the case, leads to the conclusion that the Proponent is a beneficial owner of the shares and is eligible to submit the Proposal.

In the present case, the custodian, which is the record holder, submitted the appropriate documentation regarding the Proponent's ownership of sufficient stocks in its client accounts during the holding period. The proponent's custodian followed the literal requirements of rule 14a-8(2) which are to "submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal."

Even though the rule does not explicitly address the circumstance of the Proponent, the Staff has found in other instances that at times a letter from a proponent may be appropriate to explain elements of the relationship giving them an appropriate level of agency or beneficial ownership. For instance in *Nabors Industries Ltd.* (April 4, 2005) a representative of the proponent, ProxyVote Plus, submitted the Proposal to the Company. The cover letter to the Proposal noted that ProxyVote Plus had been retained to advise the United Association S&P 500 Index Fund on corporate governance matters and that ProxyVote Plus had the authority to submit the Proposal on behalf of the Fund. The staff found that the resolution was not excludable under rule *14a-8(b) and Rule 14a-8(f)(1).*

The Company also asserts that First Affirmative Financial Network did not document that it was authorized by its clients to file the shareholder proposal. The definition of beneficial owner at 17 C.F.R. §240.13d-3, references voting or share disposition rights. It does not reference authorization to file a proposal. Release No. 17517 provides that "the Rule 13d-3 definition [satisfies] the requirements of several sections of the federal securities laws [and] was intended to avoid the necessity of adopting several definitions addressing essentially the same concept." The Commission then goes on to reference specifically the application of Rule 13d-3 to Schedule 14A. *Id.* at 29. Rule 14a-8(b)(2) provides two ways for an entity that is not the registered holder of shares to document ownership, either (i) a written statement from the record holder or (ii) the filing of certain SEC forms applicable to certain large owners and insiders.[86]

Most smaller shareowners that qualify under the share ownership thresholds of Rule 14a-8(b)(1), holding $2000 worth of shares for over one year, must in general proceed under 14a-8(b)(2)(i) to document their ownership. The alternative mechanisms for confirming ownership, under 14a-8(b)(2)(ii), are geared toward much larger owners than the minimum thresholds provided by 14a-

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[86] The rule states the two ways to prove ownership:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;
B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and
C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

8(b)(1); the referenced "Schedules 13D and 13G" apply to certain owners holding 5% or more of the company's shares, and, Forms 3, 4, or 5 apply to corporate insiders and certain other very large shareholders.

The Company's assertion that the Proponent would need to provide documentation of *authorization* to file the proposal conflates two different traditions of filing practice established under the rubric of Rule 14a-8(b)(2)(i) for entities that are not the registered owner. In the event that such a fund or other representative of a shareholder is not a beneficial owner, that is, does not have the power to vote or dispose of securities, then the registered owner of the shares must be specifically named and the representative must specifically assert that it was authorized to file the proposal on behalf of the named owner. By contrast, where an investing entity stands in the position of beneficial owner by virtue of its voting or share-selling rights – whether it is on behalf of one client or thousands of clients – such entity is deemed by the SEC to have an appropriate "economic stake or investment interest in the corporation" and thus to be an appropriate proposal filer on its own. In such an instance, it must confirm, as the Proponent has, that it has the relevant rights to vote or dispose of shares.

Innumerable contractual relationships throughout the financial sector have been built around reliance on the existing definition of beneficial owner as contained in Rule 13(d)-3 and applied through Rule14a-8. If a Staff no action letter were to effectively amend the operative definition of beneficial owner as the Company requests, this would disrupt contractual relationships and expectations throughout the sector. Such a move would seem both ill advised as a policy matter and legally inappropriate without a rulemaking process of its own.

If the documentation provided to the Company by the Proponent is considered inadequate by the Staff, we request the opportunity to confer with the staff to identify exactly what a beneficial owner in the position of First Affirmative Financial Network is required to do in order to document its position of beneficial ownership.

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(7), Rule14a-8(i)(10), or Rule 14a-8(i)(3). In addition, co-filer First Affirmative provided sufficient proof of ownership consistent with Rule 14a-8(b). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Gianna McCarthy, NY State Office of Comptroller
Larisa Ruoff, Green Century Equity Fund
Christie Renner, First Affirmative Financial Network
Connie S. Stamets, Bracewell & Giuliani connie.stamets@bgllp.com

Appendices Regarding Proponent Response to No Action Letter Request of Chesapeake Energy

1. Text of the Shareholder Proposal
2. Excerpt from Drilling Around the Law, Environmental Working Group
3. Examples of federal and state legislation on hydraulic fracturing and the environment
4. Selected news articles
5. Blog post regarding prospects for federal hydraulic fracturing legislation in 2010

1. Text of the shareholder Proposal

Natural Gas Exploration and Development

Whereas,

Onshore "unconventional" natural gas production requiring hydraulic fracturing, which injects a mix of water, chemicals, and particles underground to create fractures through which gas can flow for collection, is estimated to increase by 45% between 2007 and 2030. An estimated 60-80% of natural gas wells drilled this decade will require hydraulic fracturing.

Fracturing operations can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills, water quantity and quality impacts, and air quality degradation. Government officials in Ohio, Pennsylvania and Colorado have documented methane gas linked to fracturing operations in drinking water. In Wyoming, the US Environmental Protection Agency (EPA) recently found a chemical known to be used in fracturing in at least three wells adjacent to drilling operations.

There is virtually no public disclosure of chemicals used at fracturing locations. The Energy Policy Act of 2005 stripped EPA of its authority to regulate fracturing under the Safe Drinking Water Act and state regulation is uneven and limited. But recently, some new federal and state regulations have been proposed. In June 2009, federal legislation to reinstate EPA authority to regulate fracturing was introduced. In September 2009, the New York State Department of Environmental Conservation released draft permit conditions that would require disclosure of chemicals used, specific well construction protocols, and baseline pre-testing of surrounding drinking water wells. New York sits above part of the Marcellus Shale, which some believe to be the largest onshore natural gas reserve.

Media attention has increased exponentially. A November 11, 2009 search of the Nexis Mega-News library found 1807 articles mentioning "hydraulic fracturing" and environment in the last two years, a 265 percent increase over the prior three years.

Because of public concern, in September 2009, some natural gas operators and drillers began advocating greater disclosure of the chemical constituents used in fracturing.

In the proponents' opinion, emerging technologies to track "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation. We believe uneven regulatory controls and reported contamination incidents compel companies to protect their long-term financial interests by taking measures beyond regulatory requirements to reduce environmental hazards.

Therefore be it resolved,

Shareholders request that the Board of Directors prepare a report by November 1, 2010, at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data, summarizing 1.the environmental impact of fracturing operations of Chesapeake Energy Corporation; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; and 3. other information regarding the scale, likelihood and/or impacts of potential material risks, short or long term, to the company's finances or operations, due to environmental concerns regarding fracturing.

Supporting statement:
Proponents believe the policies explored by the report should include, among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards.

Texas
New York
Washington, DC
Connecticut
Dubai
Kazakhstan
London

Connie S. Stamets

214.758.1622 Office
214.758.8321 Fax

connie.stamets@bgllp.com

Bracewell & Giuliani LLP
1445 Ross Avenue
Suite 3800
Dallas, Texas
75202-2711

February 8, 2010

BY ELECTRONIC MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Chesapeake Energy Corporation: Intention to Omit Shareholder Proposal from Green Century Equity Fund and Co-Filers Regarding Hydraulic Fracturing

Ladies and Gentlemen:

This letter is to inform you that our client, Chesapeake Energy Corporation (the "Company"), intends to exclude from its proxy statement and form of proxy for the Company's 2010 annual meeting of shareholders (collectively, the "2010 Proxy Materials") the same shareholder proposal and statement in support thereof (the "Proposal") from the Green Century Equity Fund, New York State Common Retirement Fund, Miller/Howard Investments, Inc., The Sisters of St. Francis of Philadelphia and First Affirmative Financial Network, LLC ("First Affirmative" and collectively, the "Proponent"). The letters setting forth the Proposal and relevant correspondence with certain co-filers are attached hereto as Attachments A-E.

On behalf of the Company, we respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in the Company's view that the Proposal may be properly excluded from the 2010 Proxy Materials for the reasons set forth below. The Company has advised us as to the factual matters set forth herein.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, on behalf of the Company, the undersigned hereby submits this letter and its attachments to the Commission via e-mail to shareholderproposals@sec.gov and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). In addition, in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being emailed and mailed on this date to the Proponent, informing the Proponent of the Company's intention to exclude the Proposal from the 2010 Proxy Materials.

The Company intends to file its definitive 2010 Proxy Materials with the Commission on or about April 30, 2010. Accordingly, pursuant to Rule 14a-8(j), we submit this letter not later than 80 days before the Company intends to file its 2010 Proxy Materials.

THE PROPOSAL

The Proposal states:

Resolved: that the Board of Directors prepare a report by November 1, 2010, at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data, summarizing 1. the environmental impact of fracturing operations of Chesapeake Energy Corporation; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; and 3. other information regarding the scale, likelihood and/or impacts of potential material risks, short or long term, to the company's finances or operations, due to environmental concerns regarding fracturing.

BASES FOR EXCLUSION

As discussed more fully below, we respectfully request that the Staff concur in the Company's view that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(10) and Rule 14a-8(i)(3). Additionally, co-filer First Affirmative has failed to establish the requisite ability to file the Proposal under Rule 14a-8(b).

I. Rule 14a-8(i)(7) – The Proposal Relates to the Ordinary Business Operations of the Company.

The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

A. Excludability Under Rule 14a-8(i)(7).

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." Rule 14a-8(i)(7) is intended to exclude proposals that "involve business matters that are mundane in nature and do not involve any substantial policy or other considerations." Exchange Act Release No. 34-12999 (November 2, 1976). As the Commission has explained, the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations.

The first consideration relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific timeframes or methods for implementing complex policies. Exchange Act Release No. 34-40018 (May 21, 1998).

The Staff has recently shifted its focus regarding proposals that seek to have the company engage in an internal assessment of risk. In Staff Legal Bulletin No. 14C (June 28, 2005), the Staff noted that "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk." In the recent Staff Legal Bulletin No. 14E (CF), Shareholder Proposals (October 27, 2009), the Staff stated that the focus will not be on whether the proposal calls for an assessment of risk, but rather on the "subject matter to which the risk pertains or that gives rise to the risk." In cases where the underlying subject matter involves an ordinary business matter to the company, the proposal will generally be excludable under Rule 14a-8(i)(7). However, in certain cases where a proposal's underlying subject matter "transcends" the company's ordinary business and raises significant policy issues, the proposal will not be excludable under Rule 14a-8(i)(7).

B. The Underlying Subject Matter of the Proposal Involves an Ordinary Business Matter.

Hydraulic fracturing, or fracing, has been used in the oil and gas industry since the 1940s and has become a key element of natural gas development worldwide. In fact, fracing is used in nearly all natural gas wells drilled in the U.S. today. Fracing involves pumping a mixture of mostly water and sand with a small percentage (less than 1%) of additives (necessary to kill bacteria, reduce friction and prevent mineral buildup) at high pressure into a non-porous target formation, thereby creating millimeter-thick fractures. The newly created fractures are "propped" open by the sand, which allows the natural gas to flow from the source rock into the wellbore and up to the surface, where it is collected and prepared for sale. Variables such as the permeability and porosity of the surrounding rock formations and thickness of the targeted formation are studied by geoscientists before the fracing process is conducted. The result is a highly sophisticated and carefully engineered process that creates a network of fractures that are within the targeted deep shale formation.

The Company is the second largest producer of natural gas and the most active driller in the United States. The Company's strategy focuses on discovering, acquiring and developing conventional and unconventional natural gas reserves onshore in the U.S., primarily in the "Big 4" natural gas shale plays: the Barnett Shale in the Fort Worth Basin of north-central Texas; the Haynesville Shale in the Ark-La-Tex area of northwestern Louisiana and East Texas; the Fayetteville Shale in the Arkoma Basin of central Arkansas; and the Marcellus Shale in the northern Appalachian Basin of West Virginia, Pennsylvania and New York. The Company also has substantial operations in various other plays in the U.S., both conventional and unconventional. The Company owns interests in approximately 44,000 producing natural gas and oil wells. In 2008 and 2009, it drilled approximately 3,000 operated wells and participated in another approximately 3,000 wells operated by other companies. As part of its ordinary business operations, the Company uses hydraulic fracturing in the drilling and completion of substantially all of its natural gas and crude oil wells.

Hydraulic fracturing is absolutely central to the Company's day-to-day business operations, and the Company has successfully used the hydraulic fracturing process thousands of times. Hydraulic fracturing is such an integral part of the Company's exploration and production operations on day-to-day basis that it cannot, as a practical matter, be subject to shareholder oversight.

C. The Proposal Seeks to Micro-Manage the Company.

The Proposal seeks to micro-manage the Company's hydraulic fracturing operations, a matter of a complex nature upon which shareholders, as a group, would not be in position to make an informed judgment. The Proposal cites environmental concerns regarding hydraulic fracturing in calling for the Company to adopt policies "above and beyond regulatory requirements" to "reduce or eliminate hazards" to the environment. In the supporting statement, the Proponent instructs the Company as to exactly what policies should be "explored" by the report requested: the use of less fracturing fluids and the recycling or reuse of waste fluids. The Proponent seeks to micro-manage a fundamental part of the Company's business down to the composition of the mixture used in hydraulic fracturing. This is exactly the type of intricate detail that the Commission referenced in its 1998 Release. This is a determination that is better left, as it has been for over 60 years, to the engineers, geologists and other oil and gas professionals who deal with the intricacies of hydraulic fracturing on a daily basis.

The Company's activities are subject to comprehensive federal[1], state and local environmental laws and regulations, including regulations by virtually all states on well construction practices to ensure the protection of underground sources of drinking water. The measures required by state regulatory agencies in the exploration and production of deep shale gas formations have been very effective in protecting drinking water aquifers from contamination attributable to hydraulic fracturing. Based on reviews of state oil and gas agencies, there have been no documented cases of drinking water contamination related to the hydraulic fracturing of a deep shale gas well.

Compliance with applicable laws and regulations is an integral part of the day-to-day business of the Company as it endeavors to operate its facilities in a clean, safe, efficient and environmentally acceptable manner. As an environmentally conscious corporate citizen, the Company continuously evaluates its activities, including hydraulic fracturing, and has detailed policies, practices and procedures in place to ensure compliance with laws and regulations.

D. Hydraulic Fracturing Does Not Raise Substantial Policy Issues.

The Proposal speaks of "uneven regulatory controls," which presumably refers to the fact that hydraulic fracturing is not subject to the Safe Drinking Water Act (the "Act"). Hydraulic fracturing was exempted from the Act, in part, because of a study conducted by the Environmental Protection Agency (the "EPA") in 2004 that concluded that the injection of hydraulic fracturing fluids into coalbed methane ("CBM") wells poses little or no risk to underground sources of drinking water. In April 2009, the non-profit Ground Water Protection Council ("GWPC") released a report stating that potential for hydraulic fracturing to impact groundwater is extremely remote, as low as one in 200 million. Unlike shallow CBM natural gas wells, the shale formations into which the Company drills usually lie a mile or more below the surface. This means that there are thousands of feet of nonporous rock between the shale and any underground drinking water supply, making it virtually impossible for the drinking water supply to be affected by any chemicals used in the hydraulic fracturing process. The GWPC, in its report entitled *State Oil and Gas Regulations Designed to Protect Water Resources*, concluded that state oil and gas regulations are currently adequately designed to directly protect water resources. Additionally, current well construction requirements mandate the installation of multiple layers of protective steel casing surrounded

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[1] A series of federal laws govern most environmental aspects of shale gas development, including: (i) the Clean Water Act, which regulates surface discharges of water and storm water runoff associated with shale gas drilling and production, (ii) the Safe Drinking Water Act, which regulates the underground injection of fluids from shale gas activities, (iii) the Clean Air Act, which limits air emissions associated with drilling and production, and (iv) the National Environmental Policy Act, which requires that exploration and production on federal lands be thoroughly analyzed for environmental impacts.

by cement that are specifically designed and installed to protect freshwater aquifers near the surface. Further, during a December 2009 hearing of the U.S. Senate Committee on Environment and Public Works, three EPA officials testified that they were not aware of any verified instances of groundwater contamination caused by hydraulic fracturing.

Hydraulic fracturing, although a recent media "hot topic," does not transcend the day-to-day business of the Company by raising a policy issue so substantial that it should be voted on by the shareholders. If current pending legislation is passed, and hydraulic fracturing is regulated at a federal level, the Company will fully comply with any such regulations, as it does in all regulated aspects of its business; in the meantime, this is not a matter appropriate for a shareholder vote.

The preparation of a report of the type contemplated by the Proposal would be costly and unduly burdensome, particularly in light of the cost incurred and efforts made by the Company to provide extensive information on hydraulic fracturing, as discussed further in Part II. Moreover, the Proposal amounts to a request for an internal evaluation of the Company's ordinary business operations and associated risks, which is better handled by the Company's management than its shareholders. Proposals of this type have been excluded under Rule 14a-8(i)(7) numerous times with the Staff's concurrence. *See CONSOL Energy Inc.* (February 23, 2009) (excluding a proposal requesting a report on how the company is responding to growing pressure to reduce the social and environmental harm from carbon dioxide emissions associated with the company's operations); *General Electric Co.* (January 9, 2009) (excluding a proposal requesting the company to evaluate the costs and benefits of investing in renewable rather than nuclear energy); *Arch Coal, Inc.* (January 17, 2008) (excluding a proposal requesting a report on how the company is responding to growing pressure to reduce carbon dioxide emissions from the company's operations).

In sum, hydraulic fracturing fundamentally relates to the Company's ordinary business operations and does not rise to the level of a substantial social policy concern. Accordingly, the Proposal may be properly excluded under Rule 14a-8(i)(7).

II. Rule 14a-8(i)(10) – The Proposal Relates to a Matter that the Company Has Substantially Implemented.

The Proposal may be omitted pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

A. Excludability under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal if the proposal has already been substantially implemented. Under this standard, proposals are considered substantially implemented when a company's current policies and practices reflect or are consistent with "the intent of the proposal." *Aluminum Company of America* (January 16, 1996). The exclusion provided for in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." See Exchange Act Release No. 34-12598 (July 7, 1976)(regarding the predecessor to Rule 14a-8(i)(10)). A shareholder proposal is considered to be substantially implemented if the company's relevant "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991).

The Staff does not require that a company have implemented every detail of a proposal in order to permit exclusion under Rule 14a-8(i)(10). Instead, the Staff consistently has taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented and may be excluded pursuant to Rule 14a-8(i)(10). *See, e.g., ConAgra Foods* (July 3, 2006); *The Talbots, Inc.* (April 5, 2002); *The Gap, Inc.* (March 16, 2001); and *Kmart Corporation* (February 23, 2000).

B. The Company has Substantially Implemented the Essential Objective of the Proposal.

The essential objective of the Proposal is that the Company address environmental concerns connected with hydraulic fracturing. As detailed below, the Company has already taken numerous initiatives to provide information to shareholders and the general public on hydraulic fracturing and associated environmental concerns, such as the protection of underground water supplies and water usage. This information can be found on the Company website (www.chk.com), as well as an additional endeavor taken on by the company - a website dedicated to providing detailed information on hydraulic fracturing (www.hydraulicfracturing.com) (the "fracing website"). The fracing website is easily accessed through the homepage of the Company website by a prominent link to "Frac Facts," through which users can "[l]earn the facts about hydraulic fracturing."

The Proposal requests that the report detail the "environmental impact of fracturing operations" of the Company. Numerous materials addressing this topic are already provided on the fracing website[2], including:

- letters from the Ohio Department of Natural Resources, the Pennsylvania Department of Environmental Protection, the New Mexico Energy, Minerals and Natural Resources Department, the State Oil and Gas Board of Alabama and the

[2] These materials can be found in a .pdf file titled "*See what government regulators have to say about hydraulic fracturing and groundwater*" found on the Groundwater Protection page.

Railroad Commission of Texas refuting media claims of documented connections between groundwater contamination and hydraulic fracturing;

- a compilation of statements issued by 12 member states of the Interstate Oil and Gas Compact Commission[3] (the "IOGCC"). Each statement affirms that there have been no documented cases of damage to underground water sources in connection with hydraulic fracturing;

- a link to a 2004 study by the EPA that concluded that hydraulic fracturing had little or no impact on underground water sources;

- a report by the GWPC entitled *State Oil and Natural Gas Regulations Designed to Protect Water Resources* which concludes that current state oil and gas regulations are adequate to protect underground water sources from any drilling related hazards; and

- a report by the GWPC entitled *Modern Shale Gas Development in the United States: A Primer*, which details the complex set of federal, state and local laws that address every aspect of natural gas development, provides specific information about drilling techniques and the hydraulic fracturing process, and concludes that "state and federal requirements along with the technologies and practices developed by industry serve to reduce environmental impacts from shale gas operations."

The takeaway from these studies and statements is that the regulatory framework in place for drilling, casing, air emissions, etc. has been successful in preventing fracing from having adverse effects on the environment. The Proposal seeks information on the environmental impact of the Company's hydraulic fracturing activities, but such a report would be unnecessarily duplicative of the existing information that the company has made available regarding the absence of harmful effects from such activities. Additionally, requiring the Company to duplicate the efforts of independent third party agencies in regard to whether hydraulic fracturing poses a risk to the environment would be unduly burdensome and expensive, defeating the Proponent's request that such report be made at a "reasonable cost."

The Proposal also requests that the Company report on potential policies to adopt "above and beyond regulatory requirements" to reduce environmental hazards due to hydraulic fracturing. As a leader in its industry, the Company has already taken initiatives above and beyond regulatory requirements, particularly in relation to hydraulic fracturing. As previously mentioned, the Company developed the fracing website, which is devoted to

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[3] The IOGCC is an organization that represents the governors of the 37 states that produce most of the crude oil and natural gas in the United States.

providing the public with up-to-date information on all aspects of the hydraulic fracturing process. The fracing website gives an exhaustive overview of the hydraulic fracturing process, existing regulations and practices, and environmental concerns. Information can be accessed through pages such as the following:

- *The Process* explains the common equipment used in hydraulic fracturing, and the steps of the process.

- *Fracturing Ingredients* shows a break-down of the typical additives used in hydraulic fracturing fluids, as well as their purpose and other common uses.

- *Groundwater Protection* addresses the environmental concern that hydraulic fracturing may have an adverse effect on underground water supplies by explaining the current regulatory programs in place to prevent such a problem as well as the studies done on the subject. It also includes Company specific efforts to protect against such concern.

- *Water Usage* addresses the environmental concern over the amount of water used in hydraulic fracturing, and includes Company specific information on the types of water sources that the Company uses.

- *Deep Shale Gas* provides information on the depth of the Company's natural gas projects.

- *FAQs* further addresses environmental concerns by providing answers to questions such as: What chemicals are used in fracing?; Are fracing chemicals dangerous?; How can regulatory agencies confirm that operators are complying with regulations?; How can I be sure that my groundwater is protected?; What is the likelihood of a spill at the wellhead during the fracing process?; and What best management practices does [the Company] employ in its fracing operation to ensure the containment of fluids on location?

In addition to the extensive information provided on the fracing website, the Company also includes specific "fact sheets" on its own website for hydraulic fracturing and water usage at each of the Big 4 Shale plays where its operations are focused. The Company further demonstrates its commitment to keep the public informed and reduce any potential environmental risks associated with its operations by routinely collaborating with federal, state and local agencies to ensure that its operations are consistent with environmental concerns. For example, the Company has conducted meetings with various state environmental agencies, federal and state legislators, fracturing fluid vendors and has also attended town hall meetings in New York, Pennsylvania, Texas and elsewhere.

Finally, the Proposal requests that the Company address the potential material risks associated with hydraulic fracturing. Given that independent studies conducted by the GWPC and the EPA have already concluded that the process of hydraulic fracturing itself poses no material risk to the environment, and that other drilling processes that may pose environmental risks such as drilling and casing are already adequately regulated, fulfilling such a request would be virtually impossible.

Through the extensive information provided on the fracing website and the Company's website, the Company has substantially implemented the Proposal by providing current reports about hydraulic fracturing as well as the Company's practices and policies aimed at preventing any environmental harm in association with hydraulic fracturing. The Staff recently allowed the exclusion of shareholder proposals in analogous situations. *See Alcoa Inc.* (February 2, 2009); *Wal-Mart Stores, Inc.* (March 10, 2008); and *Johnson & Johnson* (February 22, 2008). Alcoa, Wal-Mart and Johnson & Johnson were able to exclude shareholder proposals requesting a global warming report that discussed how the companies may have affected global warming to-date and in the future. Likewise, the Proposal requests a report on an environmental concern and asks the Company to analyze its effects to-date and risks in the future. The Staff concluded that Alcoa, Wal-Mart and Johnson & Johnson had substantially implemented the proposals because of sustainability reports and other global warming materials on the company websites. Alcoa acknowledged that its global warming materials did not explicitly discuss the company's individual impact, but explained that to parse out a specific company's impact on global warming would be virtually impossible and highly costly. Similarly, the Company operates within a populous industry, and to parse its effects, or lack thereof, from the studies of the entire industry, which are already provided, would be impractical and infeasible.

Accordingly, based on Staff precedent, we request the Staff's concurrence that the Company may exclude the Proposal from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the essential objective of the Proposal.

III. Rule 14a-8(i)(3) – The Proposal is materially false or misleading.

Rule 14a-8(i)(3) permits the exclusion of a proposal from a company's proxy statement when the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In Staff Legal Bulletin 14B, the Staff stated that reliance on Rule 14a-

8(i)(3) is appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading."

The Proposal is materially false. It states that "[f]racturing operations can have significant impacts on surrounding communities" and offers support for that statement with false claims. The Proposal states that "[g]overnment officials in Ohio, Pennsylvania and Colorado have documented methane gas linked to fracturing operating in drinking water." On the contrary, the Ohio Department of Natural Resources and the Pennsylvania Department of Environmental Protection wrote letters to the GWPC correcting the media reports of such a link (See Attachment F hereto). Additionally, the Colorado Oil and Gas Conservation Commission affirmed, as part of the report by the IOGCC, that there have been no verified instances of harm to groundwater associated with fracing. (See Attachment G hereto).

The Proposal goes on to state that in Wyoming the "EPA recently found a chemical known to be used in fracturing in at least three wells adjacent to drilling operations." However, in the recent report by the IOGCC, the Wyoming Oil and Gas Conservation Commission concluded that there have been no documented cases of groundwater contamination from fracing operations. (See Attachment G hereto).

The Proponents state as fact these "documented" links between methane gas in drinking water and fracing. Not only are these statements false, as proven by the official statements of the respective state agencies, but their overall effect is to create a misleading Proposal centered around the false assertion that there have been documented links between fracing and environmental harms.

Accordingly, the Company may exclude the Proposal from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Company has objectively demonstrated that the Proposal is false or misleading.

IV. Rule 14a-8(b) and Rule 14a-8(f) – Co-Filer First Affirmative Failed to Establish the Requisite Eligibility to Submit a Proposal

In addition to the substantive bases for the exclusion of the Proposal, co-filer First Affirmative Financial Network, LLC ("First Affirmative") has failed to establish the requisite eligibility to submit a proposal under Rule 14a-8(b). Rule 14a-8(b) allows shareholder proponents to demonstrate their eligibility to submit a proposal by providing a written statement from the record holder of the securities verifying that, as of the date the proposal was submitted, the proponent had continuously held the requisite number of company shares for at least one year. First Affirmative has provided a letter from Folio*fn* Investments, Inc., in its capacity as custodian for First Affirmative, (the "Folio letter") which states that First Affirmative is the investment advisor for "a number of client accounts that held" Company shares (See Attachment E hereto). The Folio letter fails to establish that First Affirmative itself is eligible to submit the Proposal, and First Affirmative offers no proof that any of its clients have given it authority to submit the Proposal on their behalf. Moreover, because the clients are unidentified, the Company has no way of knowing if First Affirmative's clients have individually met the eligibility requirements. First Affirmative asserts that it is the beneficial owner of the Company shares because it has the power to vote and dispose of the shares. However, because First Affirmative is not the actual economic owner of the shares, the Company believes that it has not met the eligibility requirements of Rule 14a-8(b). The Staff has allowed the exclusion of a shareholder proposal in an almost identical situation. *See Western Union Co.* (March 4, 2008) (allowing the exclusion of a proposal on 14a-8(f) grounds when the proponent was an investment advisor that held the company's stock in various client accounts).

Accordingly, First Affirmative is not eligible to submit a shareholder proposal to the Company.

CONCLUSION

Based on the foregoing, the Company respectfully requests that the Staff concur in the Company's opinion that the Proposal may be properly excluded from its 2010 Proxy Materials. Please transmit your response by facsimile to me at 214-758-8321. The addresses, email addresses and facsimile numbers for the Proponent are set forth at the end of this letter. Please call me at 214-758-1622 or if we may be of any further assistance in this matter.

Very truly yours,



Connie S. Stamets

Enclosures

cc: **Co-Lead Filers:**

The Green Century Equity Fund
c/o Green Century capital Management, Inc.
114 State Street, Suite 200
Boston, MA 02109
Attention: Larisa Ruoff
Fax: 617-422-0881
via email at IruofJ@greencentury.com and mail

Pension Investments & Cash Managements
Office of the State Comptroller
633 Third Avenue – 31st Floor
New York, NY 10017
Attention: Gianna M. McCarthy
Fax: 212-681-4468
via email at gmccarthy@osc.state.ny.us and mail

Co-filers:

Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, NY 12498
Attention: Luan Steinhilber, ESG Analyst
Fax: 845-679-5862
via email at luan@mhinvest.com and mail

The Sisters of St. Francis of Philadelphia
Office of Corporate Social Responsibility
609 South Convent Road
Aston, PA
Attention: Nora M. Nash, Director, Corporate Social Responsibility
Fax: 617-422-0881
via email at lruoff@greencentury.com and mail, per instruction

First Affirmative Financial Network, LLC
5475 Mark Dabling Boulevard, Suite 108
Colorado Springs, CO 80918
Attention: George R. Gay, Chief Executive Office
Fax: 617-422-0881
via email at lruoff@greencentury.com and mail, per instruction

<u>Attachment A</u>

Shareholder Proposal from Green Century Equity Fund


GREEN
CENTURY
'FUNDS

January 8, 2010

Ms. Jennifer M. Grigsby,
Secretary
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

Dear Ms. Grigsby,

The Green Century Equity Fund is filing the enclosed shareholder resolution, for inclusion in Chesapeake Energy Corporation's proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

The Green Century Equity Fund is the beneficial owner of at least $2,000 worth of Chesapeakc Energy Corporation's stock and we have held the requisite numher of shares for over one year, The Green Century Equity Fund intends to hold sufficient shares in the Company through the date of the armual shareholders' meeting. Veiification of ownership is attached,

The Green Century Equity'Fund is co-filing this proposal with the New York State Common Retirement Fund, Please recognize the Green Century Equity Fund and the New York State Common Retirement Fund as co-lead filers of this proposal, If you require more information or 'have any further questions on this matter,.please contact both parties. For Green Century, please contact Larisa Ruoff at 617.482.0800 or lluoff@greencentury.com.

We would be happy to discuss this initiative with you. We will be glad to consider withdrawing the resolution once we have established a more formal and substantive dialogue with the company on these important financial, health and environmental issues.

Sincerely,

Kristina Curtis

Kristina Curtis
President
The Green Century Equity Fund

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 fax 617-422-0881
www.greencentury.com


PRINTED ON RECYCLED PAPER
WITH SOY-BASED INK.

Natural Gas Exploration and Development

Whereas,

Onshore "unconventional" natural gas production requiring hydraulic fracturing, which injects a mix of water, chemicals, and particles underground to create fractures through which gas can flow for collection, is estimated to increase by 45% between 2007 and 2030. An estimated 60-80% of natural gas wells drilled this decade will require hydraulic fracturing.

Fracturing operations can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills, water quantity and quality impacts, and air quality degradation. Government officials in Ohio, Pennsylvania and Colorado have documented methane gas linked to fracturing operations in drinking water. In Wyoming, the US Environmental Protection Agency (EPA) recently found a chemical known to be used in fracturing in at least three wells adjacent to drilling operations.

There is virtually no public disclosure of chemicals used at fracturing locations. The Energy Policy Act of 2005 stripped EPA of its authority to regulate fracturing under the Safe Drinking Water Act and state regulation is uneven and limited. But recently, some new federal and state regulations have been proposed. In June 2009, federal legislation to reinstate EPA authority to regulate fracturing was introduced. In September 2009, the New York State Department of Environmental Conservation released draft permit conditions that would require disclosure of chemicals used, specific Well construction protocols, and baseline pre-testing of surrounding drinking water wells. New York sits above part of the Marcellus Shale, which some believe to be the largest onshore natural gas reserve.

Media attention has increased exponentially. A November 11, 2009 search of the Nexis Mega-News library found 1807 articles mentioning "hydraulic fracturing" and environment in the last two years, a 265 percent increase over the prior three years.

Because of public concern, in September 2009, some natural gas operators and drillers began advocating greater disclosure of the chemical constituents used in fracturing.

In the proponents' opinion, emerging technologies to track "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation. We believe uneven regulatory controls and reported contamination incidents compel companies to protect their long-term financial interests by taking measures beyond regulatory requirements to reduce environmental hazards.

Therefore be it resolved,

Shareholders request that the Board of Directors prepare a report by November 1, 2010, at reasonable cost and omitting confidential infonnation such as proprietary, or legally prejudicial data, summarizing 1. the environmental impact of fracturing operations of Chesapeake Energy Corporation; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; and 3. other information regarding the scale, likelihood andlor impacts of potential material risks, short or long term, to the company's finances or operations, due to environmental concerns ' regarding fracturing.

Supporting statement:
Proponents believe the policies explored by the report should include, an10ng other things, use of iess toxic fracturing fluids, recycling or reuse qf waste fluids, and other structural or procedural strategies to reduce fracturing hazards.



STATE STREET,

State Street Back Bay
200 Clarendon Street
Boston, MA 02116

January 8, 2010

Ms, Kristina Curtis
President
Green Century Funds
114 State Street, Suite 200
Boston MA 02109

Dear Ms, Curtis:

This letter is to confirm that as ofJanuary 8, 2010, State Street Bank, in its capacity as custodian, held 6,000 shares ofChesapeake Energy Corp. Common Stock on behalfofthe Green Century Equity Fund, These shares are held in the Banks position at the Depository Trust Company registered to the nominee name ofCede & Co.

Further, this is to confirm that the position in Chesapeake Energy Corp. Common Stock, held by the bank on behalfofthe Green Century Equity Fund has been held continuously for a period ofmore than one year, including the period commencing prior to January 8, 2009 and through January 8, 2010. During that year prior to and including January 8,2010, the holdings continuously exceeded $2,000 in market value.

Ifyou have any further questions Or need additional information, please contact me at (617) 662-2669

Sincerely,

Kerri Cox
Officer

Confidential

Attachment B

Shareholder Proposal from the New York State Common Retirement Fund

THOMAS P. DINAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax. (212) 681-4468

January .11,2010

Ms. Jennifer M. Grigsby
Senior Vice President, Treasmer and Corporate Secretary
Chesapeake Energy Corporation
6100 North Western AVel1tle
Oklahoma City. OK 73118

Dear Ms. Grigsby:

The Comptroller ofthe State of New York. The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head ofthe New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. Th" Comptroller has authorized me to inform Chesapeake Energy Corporation of his intention to offer the enclosed shareholder proposal for consideration of stoekhoJders at the next annual meeting.

I submit the enelosed proposal to you in acc-ordance with rule 14a-8 of tbe Securities Exchange Act of J934 and ask tbat it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank. is also enclosed. It verifies the Fund's ownership, continually for over a year, ofChesapcake Energy Corporation shares. The Fund intends to continue to hold at least $2.000 worth of these secmities through thc date of the annual meeting.

The Green Century Equity Fund is co-filing this proposal with the Fund. Please recognize the Fund and the Green Century Equity Fund as co-lead filel's of this proposal. Jf you require more inlbrmation or have any further questions on this matter, please contact both parties.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy. we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contaclme at (2 J2) 681-4489 should you bave any further questions on this matter

Very truly yours,

Gianna M. McCarlhy
am :j1l1
Enclos\lreS

Natural Gas Exploration and Development

Whereas,

Onshore "unconventional" natural gas production requiring hydraulic fracturing, which injects a mix of water, chemicals, and particles undcl"ground to create fracturcs through which gas can flow for collection, is estimated to increase by 45% between 2007 and 2030. An estimated 60-80% of natural gas wells drilled this decade will rcquire hydraulic fracturing.

Fracturing operations can have significant impacts on surrounding communitics including thc potential for increased incidents oftoxie spills, water quantity and quality impacts, and air quality degradation. Government officials in Ohio, Pennsylvania and Colorado have documentcd methane gas linked to fracturing operations in drinking water. In Wyoming, the \IS Environmental Protection Agency (EPA) recently found a chemical known to be Llsed in fracturing in at least three wells adjacent to drilling operations.

There is virtually no public disclosure of chemicals used at fracturing locations. TI,e Energy Policy Act of 2005 stripped EPA of its authority to regulate fracturing under the Safe Drinking Water Act and state regulation is (meven and limited. But recently, some new federal and state regulations havc been proposed. In June 2009, federal legislation to reinstate EPA authority to regulate fracturing was introduced. In September 2009, the New York State Department of Environmental Conservation released draft permit conditions that would require disclosure of chemicals used, specific well construction protocols, and baseline prc-testing of surrounding drinking water wells. New York sits above part of the Marcellus Shale, which some believe \o be the largest onshore natural gas reserve.

Media attention has increased exponentially. A November 11,2009 seal'eh oftbe Nexis Mega-News library found 1807 articles mentioning "hydranlie fracturing" and environment in the last two years, a 265 percent increase over the prior three years.

Because of public concern, in Septcmber 2009, some natural gas operators anel drillers began advocating grcater disclosure of the chemical COllstitllents used in fracturing.

In the proponents' opinion, emerging technologies to track "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation. We bclieve uneven rcgulatory controls and reported contamination incideots compel companies to protect their long-term financial interests by taking measures beyond regulatory requirements to **reduce environmental hazards.**

Therefore be it resolved,

Shareholders request that the Board of Directors prepare a report by November 1, 20 10, at reasonable cost and omitting confidential information such as proprietary or legally prejudicial data, summarizing I, the environmental impact of fracturing operations of Chesapeake Energy Corporation; 2, potential policies for the rolllpany to adopt. above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; and 3. olher information regarding the scale, likelihood aml/or impacts of potential material risks, short or long term, to the company's finances oj' operations, due to environmental concerns regarding fracturing.

Supporting statement:

Proponents believe the policies explored by the report should include, among ot.her things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce Fracturing hazards.



I VESTOR SERVICES

JP Morgan Investor Services

4 New York Plaza 17th Floor
New York, NY 10004

Daniel F. Murphy
Vice President
Tel 212.-623-8536

January '11, 20'10

Ms. Jennifer M. Grigsby
Secretary
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, OK 73118

Dear Ms. Grigsby,

This letter Is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State **Common Retirement Fund has been a beneficial owner of Chesapeake Energy Corporation continuously for at least one year as of January 8, 201 0.**

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 2,296,653 shares of common stock as of January 8, 2010 and **continues to hold shares In the company. The value of the ownership had a market value of at** least $2,000,00 for at least twelve months prior to said date.

If there are any questions, please contact me or Madelene Chan at (212) 623-8551.

Regards,



Daniel Murphy

cc: Elaine Reilly- NYSCRF

Attachment C

Shareholder Proposal from MiUerlHoward Investments, Inc. and Relevant Correspondence


Miller Howard
INVESTMENTS INC

January 12,2010

VIA FEDERAL EXPRESS
Ms. Jennifer M. Grigsby
Secretary
Chesapeake Energy Corporation
6100 North Western Avenue
Okalahoma City, OK 73118

Dear Ms. Grigsby:

Miller/Howard Investments, Inc. is co-tlling the enclosed shareholder resolution with the Green Century Equity Fund and the New York State Common Retirement Fund, for inclusion in Chesapeake Energy Corporation's proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of)934.

Miller/Howard Investments is the bendlcial owner of at least $2,000 wOlih of Chesapeake Energy Corporation's stock and we have held the requisite number of shares for over one year. Miller/Howard investment intends to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership is attached.

Miller/Howard Investments is co-filing this resolution with the Green Century Equity Fund and the New York State Common Retirement Fund. Please recognize the Green Century Equity Fund and the New York State Common Retirement Fund as co-lead filers of this resolution. Miller/Howard Investments would appreciate being copied on any related correspondence.

Sincerely,

Luan Steinhilber
ESG Analyst
Miller/Howard Investments. Inc.

eO Box 549 / 324 Upper8vrdcliffe Rd. / Woodstock, NY 12498
www.mhinvesl.com fon 845.679.9166 fax 845.679.5862


Miller Howard
INVESTMENTS INC

January 12,2010

Luan Steinhilber
Director of Social Research
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, NY 12498

Dear Ms. Steinhilbel':

ThIs letter is to confirm that I hereby authorize Miller/Howard Investments. Inc. to co-file a shareholder resolution with the Green Century Equity Fund and the New York State Common Retirement Fund on my behalf at Chesapeakc Energy COllJoration at the 2010 annual meeting of shareholders.

This letter is to confirm that as of January 12,2010, I was a record Investor holding 800 sbares of Chesapeake Energy Corporation Common Stock. This lctter also confirms that I have held shares continuously in excess of $2,000 in market value for at least twelve months prior to January 12,2010, and that I will continue to hold sufficient shares through the date of the annual shareholders' meeting.

I give Miller/Howard Investments, Inc. the authority to deal on my behalf with any and all aspects of the shareholder resolution, including but not limited to presentation at the [limual meeting, and withdrawal of the resolution.

Sincerely,

Helen Hamada
Principal and ManagIng Director
Miller/Howard Investments, Inc.

PO Box 549 / 324 Upper Byrdcliffe Rd. / Woodstock. NY 12498
www.mhinvesl.com fon 845.679.9166 lax 845.679.5862

Natural Cas Exploration **and** Development

Whereas,

Onshore "unconventional" **natural gas production requiring hydraulic fracturing, which injects a** mix of water, chemicals. and particlcs underground to create fractures through which gas can flow for collection. is estimated to increase by 45% between 2007 and 2030. An estimated 60-80% of natural gas wells drilled this decade will require hydraulic fracturing.

Fracturing operations can have significant impacts on surrounding communities including the potential for incrcased incidents of toxic spills. water quantity and quality impacts, and ail' quality degradation. Government officials in Ohio. Pennsylvania and Colorado have documented methane gas linked to fracturing operations in drinking water. In Wyoming, the US Environmental Protection Agency (EPA) recently found a chemical known to be used in fracturing in at least three wells adjacent to drilling operations.

There is virtually no public disclosme of chemicals uscd at fracturing locations. The Energy Polic)' Act of 2005 stripped EPA of its authority to regulate fracturing undcr thc Safe Drinking Water Aet and state regulation is uneven and limited. But rccently. somc new federal and state regulations have been proposed. In Junc 2009, fedcrallegislation to reinstate EPA authority to regulate fJ'acturing was introduced. In September 2009. the New York State Depaliment of Environmental Conservation released draft permit conditions that would require disclosure of chemicals used, specific well construction protocols. and baseline pre-testing of surrounding drinking water wells. New York sits above part of the Marcellus Shale, which some believe \o be the largest onshore natul'al gas rcscrve,

Media attention has increased exponentially. A November 1 1,2009 search of the Nexis Mega-News library found 1807 articles mcntioning "hydraUlic fracturing" and envil'onment in the last **two** years, **a 265 percent increase over the prior three years.**

Because of public concern, in September 2009, some natural gas operators and drillers began advocating greater disclosure of the chemical constituents used in fracturing.

In the proponents' opinion. emerging technologies to track "chemical signatures" from drilling activities increase the potential for repeltational damage and vulnerabilit)' to litigation. We believe uneven regulatory contl'ols and reported contamination incidents compel companies to protect their long-term financial interests by taking tneasures beyond regulatory requirements ro **reduce environmental hazards.**

Therefore be it resolved,

Shareholders request thatlhe Board ofDirectors prepare a report by November 1,2010, at reasonable cast and omitting confidential information such as proprietary or legally prejudicial data, summarizing I,the environmental impact of fracturing operations ofChesapeake Encrgy Corporation; 2, potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing; and 3, other information regarding the scale, likelihood and/or impacts ofpotential material risks, shOlt or long term, to the cOJ1lpany's finances or operations, due to environmental concerns regarding fractoring,

Supporting statement:
Proponents believe the policies explored by the report should include, among other things, use of less toxic fracturing fluids, recycling or reuse ofwaste fluids, and other structural or procedural strategies to reduce fracturing hazards.



Jennifer M. Grigsby
Senior Vice President,
Treasurer and Corporate Secretary

January 22,2010

VIA FAX #845-679-5862 & UPS

Luan Steinhilber
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, NY 12498

Re: Deficiency Notice: Shareholder resolution re: Chesapeake Energy Corporation - Fracturing operations

Deal' Ms. Steinhilber:

Chesapeake Energy Corporation ("Chesapeake") is in receipt of your letter dated January 12, 2010 regarding your shareholder resolution with respect to the environmental impact of our fracturing operations. We are writing to inform you that because MillerlHoward Investments, Inc. does not appear on our records as a registered shareholder, the documentation you have submitted to us fails to establish your eligibility to submit this shareholder proposal to us. To be eligible you must (i) have continuously held at least $2,000 in market value of Chesapeake shal'es for at least one year as of the date you submitted your proposal, (li) continue to hold such shares through the date of Chesapealce's annual meeting and (iii) provide one of the proofs of ownership specified in Rule l4a-8(b) of Regulation 14A. TIle letter from Helen Hamada of Miller/Howard Investments, Inc. which was submitted with your letter as proof of ownership failed to verify that Miller/Howard Investments, Inc. owns any shares of Chesapeake. Moreover, according to our records, neither MillerlHoward Investment, Inc. nor Helen Hamada is a record holder of Chesapeake shares.

Pursuant to Rule 14a-8(f) of Regul,ation 14A, you are required to transmit proof of ownership information in accordance with Rule 14a-8(b) to us no later than 14 calendar days from the date that you receive this letter. For your convenience, we have enclosed a copy of Rule 14a-8(b),

Sincerely,

Jennifer M. Grigsby
Senior Vice President, Treasurer and Corporate Secretary

Chesapeake Energy Corporation
P,O. Box 18496· Oklahoma City. OK 73154-0496.6100 N. Western Avenue· Oklahoma City, OK 73118
405.879.9225 • fax 405.879.9576 ◦ jgrigsby@chkenergy.com

b. Question 2: Who Is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 In market value, or 1%, of the company's securities entltled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to liold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears In the company's records as a shareholder, the company can verify your ellglbillty on Its own, although you will stili have to provide the company with a written statement that you Intend to continue to hold the securities through the date of the meeting of shareholders. However, If like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eliglbil1ty to the company In one of two ways:

   I. The first way Is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also Include your own written statement that you Intend to continue to hold the securities through the date of the meeting of shareholders; or

   II. The second way to prove ownership applies only If you have flied a Schedule UP, SchedUle 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have flied one of these documents With the SEC, you may demonstrate your eligibility by submitting to the company:

      A. A copy of the schedUle and/or form, and any subsequent amendments reporting a change In your ownership level;

      B. Your written statement that you continuously held the reqUired number of shares for the one-year period as of the date of the statement; and

      C. Your written statement that you Intend to continue ownership of the shares through the date ofthe company's annual or special meeting,



FAX

Number of Pages __9__ (including cover sheet)

To: **Ms. Jennifer M. Grigsby**

Firm: **Chesapeake Energy Corporation**

Phone: **405.879.9225**

Fax: **405.849-3773**

From: **Luan Steinhilber**

Re: **Response to** Deficiency Notice **dated January 22, 2010**
Shareholder Resolution - Chesapeake Energy Corp.

Date: **February 4,2010**

POBox 549 / 324 Upper Byrdcliffe Rd. / WOOdstock, NY 12498
www.mhinvest.com tel 845.679.9166 fax 845.679.5862



February 4, 2010

VIA FAX and FEDERAL EXPRESS
Ms. Jennifer M. Grigsby
Senior Vice President,
Treasurer and Corporate Secretary
Chesapeake Energy Corporation
6100 North Western Avenue
Okalahoma City, OK 73118

Re: Response to Deficiency Notice dated January22,20io
Shareholder Resolution - Chesapeake Energy Corporation

Miller/Howard Investments, Inc. ("MillerlHoward") is a beneficial owner of these shares, with the power to file the resolution, because it is an investment advisor which holds proxy voting authority on this account. SEC Rule 13(d)-3, found at 17 C.F.R. §240.13d-3, provides the definition of a beneficial owner:

> A beneficial owner of a security includes any person who; directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares:
> (1) Voting power which includes the power to vote, or direct the voting of, such security; and/or
> (2) Investment power which includes the power to dispose, or to direct the disposition of, such security."

Therefore, I am also enclosing documentation confinning that Miller/Howard is the investment advisor with proxy voting authority on this account. I have attached contract documents from Schwab confinning that the above-referenced account is part of Schwab Master Account No.

PO Box 549 / 324 Upper Byrdcliffe Rd. / Woodstock, NY 12498
www.mhinvest.com fon 845.679.9166 fax 845.679.5862

Ms. Jennifer M. Grigsby
Chesapeake Energy Corporation
Page 2

0896-3080. This account is held in Helen Hamada;s name, with Miller/Howard as the investment advisor, with proxy voting authority.

Ms. Hamada stated in her January 12,2010 letter authorizing Miller/Howard to co-file a shareholder resolution with the Green Century Equity Fund and the New York State Common Retirement Fund on her behalf, which was submitted with the proposal, that it is her intention to continue to hold sufficient shares, valued in excess of $2000, of Chesapeake Energy Corporation Common Stock through the date of the annual shareholder meeting. Ms. Hamada further stated that she gives authority to Miller/Howard to deal on her behalf with any and all aspects of the shareholder resolution, including but not limited to presentation at the annual meeting, and withdrawal of the resolution.

Please recognize the Green Century Equity Fund and the New York State Common Retirement Fund as co-lead filers of this resolution. Again, Miller/Howard Investments would appreciate being copied on any related correspondence.

Sincerely,



Luan Steinhilber
ESG Analyst
Miller/Howard Investments, Inc.

enclosures

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